Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in OneConnect Financial Technology Co., Ltd. (the “Company”), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

(2) VERY SUBSTANTIAL ACQUISITIONS

AND

(3) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalized terms used in this cover shall have the same meanings as those defined in the circular.

A letter from the Board is set out on pages 8 to 33 of this circular. A letter from the Independent Board Committee to the Independent Shareholders is set out on pages 34 to 35 of this circular. A letter from Red Sun Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 36 to 85 of this circular.

A notice convening the EGM of the Company to be held at 3:00 p.m., Shenzhen time, on December 18, 2024 (Wednesday) at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong is set out on pages EGM-107 to EGM-111 of this circular. A form of proxy for use at the EGM is also published on the websites of the HKSE (www.hkexnews.hk) and the Company (www.ocft.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on December 16, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on December 11, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

November 6, 2024

– i –

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context requires otherwise:

“ADS(s)”	American Depositary Shares, each representing thirty ordinary shares

“ADS Record Date”	November 19, 2024 (New York time)

“associate(s)”	has the meaning ascribed to it in the Listing Rules

“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the British Virgin Islands ultimately wholly-owned by Ping An

“Board”	board of Directors of the Company

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Company”	OneConnect Financial Technology Co., Ltd. (壹賬通金融科技有限公司), a limited liability company incorporated in the Cayman Islands listed on the NYSE (stock ticker: OCFT) and the HKSE (stock code: 6638)

“connected person(s)”	has the meaning ascribed to it in the Listing Rules

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules

“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs

“Director(s)”	the director(s) of the Company

“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be held to consider, and if thought fit, approve the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement, the 2024 Property Leasing Agreement and the transactions contemplated thereunder respectively (including the proposed annual caps for each of the three years ending 31 December 2027)

DEFINITIONS

“Financial Services Providers”	the Parties to the 2024 Financial Services Purchasing Agreement and/or their subsidiaries (if applicable). In respect of Ping An Trust Co., Ltd. (平安信託有限責任公司), its subsidiaries refer to other subsidiaries except Ping An Fund Management Company Limited (平安基金管理有限公司) and its subsidiaries

“Group”	the Company and its subsidiaries and consolidated affiliated entities

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“HKSE”, “Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board comprising Dr. Yaolin Zhang and Mr. Tianruo Pu, as the independent non-executive Directors, to advise the Independent Shareholders in respect of (i) 2024 Provision of Products and Services Agreement, (ii) 2024 Services and Products Purchasing Agreement, (iii) 2024 Financial Services Purchasing Agreement and (iv) 2024 Property Leasing Agreement, and the respective continuing connected transactions contemplated thereunder which require approval from Shareholders (including the proposed annual caps for each of the three years ending December 31, 2027)

“Independent Financial Adviser” or “Red Sun Capital”	Red Sun Capital Limited, a corporation licensed by the Securities and Futures Commission to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

DEFINITIONS

“Independent Shareholder(s)”	Shareholder(s) other than (i) Ping An, Bo Yu and Ping An Insurance Overseas (both of which are subsidiaries of Ping An); (ii) Computershare Hong Kong Trustees Limited, which will abstain from voting in accordance with the trust deed; and (iii) Rong Chang Limited (which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang), will abstain from voting at the EGM on the resolution(s) in relation to Lufax Holding Ltd., i.e. the 2024 Provision of Products and Services Agreement and the 2024 Services and Products Purchasing Agreement and the transactions contemplated thereunder (including the proposed annual caps for each of the three years ending 31 December 2027)

“Independent Third Party(ies)”	any entity or person who, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, is not a connected person of the Company within the meaning ascribed thereto under the Listing Rules

“Latest Practicable Date”	November 1, 2024, being the latest practicable date for ascertaining information referred to in this circular prior to its publication

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties to the 2024 Financial Services Purchasing Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), Ping An Fund Management Company Limited (平安基金管理有限公司), Ping An Wealth Management Co., Ltd. (平安理財有限責任公司), China PA Asset Management (Hong Kong) Company Limited (平證資產管理(香港)有限公司), subject to future revision and supplement from time to time

DEFINITIONS

“Parties to the 2024 Property Leasing Agreement”	Ping An Bank Co., Ltd. (平安銀行股份有限公司), Shenzhen Ping An Financial Centre Development Company Ltd. (深圳平安金融中心建設發展有限公司), Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), Shanghai Ze’an Investment Management Co., Ltd. (上海澤安投資管理有限公司), Beijing Wusheng Technology Co., Ltd. (北京物盛科技有限公司), subject to future revision and supplement from time to time

“Parties to the 2024 Provision of Products and Services Agreement”	Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司), Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司), Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), Ping An Bank Co., Ltd. (平安銀行股份有限公司), Ping An Trust Co., Ltd. (平安信託有限責任公司), Ping An Securities Co., Ltd. (平安證券股份有限公司), Ping An International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司), Ping An Asset Management Company Limited (平安資產管理有限責任公司), China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), Shenzhen Ping An Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), Lufax Holding Ltd. (陸金所控股有限公司), Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Jinbaoxin Social Security Card Technology Co., Ltd. (金保信社保卡科技有限公司), and Shenzhen Qianhai Credit Service Centre Co., Ltd. (深圳前海徵信中心股份有限公司), subject to future revision and supplement from time to time

DEFINITIONS

“Parties to the 2024 Services and Products Purchasing Agreement”	Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司), Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), Shenzhen Ping An Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司), Lufax Holding Ltd. (陸金所控股有限公司), Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司), Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司), Jinbaoxin Social Security Card Technology Co., Ltd. (金保信社保卡科技有限公司), Ping An International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司) and Shenzhen Qianhai Credit Service Centre Co., Ltd. (深圳前海徵信中心股份有限公司), subject to future revision and supplement from time to time

“PBOC”	the People’s Bank of China (中國人民銀行)

“Ping An”	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318), and a controlling shareholder of the Company

“Ping An Group”	Ping An and its subsidiaries

“Ping An Insurance Overseas”	China Ping An Insurance Overseas (Holdings) Limited, a limited liability company incorporated in Hong Kong and a subsidiary of Ping An

“Recipients of the Products and Services”	the Parties to the 2024 Provision of Products and Services Agreement and/or their subsidiaries (if applicable). In respect of Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司) and Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司), they entered into the agreement for themselves only (excluding their subsidiaries); in respect of Ping An Securities Co., Ltd. (平安證券股份有限公司), its subsidiaries refer to other subsidiaries except Ping An Futures Co., Ltd. (平安期貨有限公司) and its subsidiaries; in respect of Ping An Trust Co., Ltd. (平安信託有限責任公司), its subsidiaries refer to other subsidiaries except Ping An Fund Management Company Limited (平安基金管理有限公司) and its subsidiaries

DEFINITIONS

“RMB”	Renminbi, the lawful currency of the PRC

“Securities and Futures Ordinance” or “SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Services and Products Providers”	the Parties to the 2024 Services and Products Purchasing Agreement and/or their subsidiaries (if applicable)

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.00001 each

“Share Record Date”	November 19, 2024 (Hong Kong time)

“Shareholder(s)”	the holder(s) of the Shares

“Shenzhen OneConnect”	Shenzhen OneConnect Smart Technology Co., Ltd. (深圳壹賬通智能科技有限公司), a limited liability company established under the laws of the PRC on 15 September 2017 and a consolidated affiliated entity of the Company

“subsidiaries”	has the meaning as ascribed to it under the Listing Rules

“U.S. dollars”, “US$” or “USD”	United States dollars, the lawful currency of the United States

“2022 Financial Services Agreement”	the financial services agreement entered into between the Company and certain subsidiaries of Ping An on May 18, 2022

“2022 Property Leasing Agreement”	the property leasing agreement entered into between the Company and certain subsidiaries of Ping An on May 18, 2022

“2022 Provision of Services and Products Agreement”	the provision of services and products agreement entered into between the Company and certain subsidiaries and associates of Ping An on May 18, 2022

“2022 Services and Products Purchasing Agreement”	the services and products purchasing agreement entered into between the Company and certain subsidiaries and associates of Ping An on May 18, 2022

DEFINITIONS

“2023 Insurance Services Purchasing Agreement and its Supplemental Agreement”	the insurance services purchasing agreement dated January 1, 2023 and the insurance services purchasing supplemental agreement dated September 26, 2023 entered into between Shenzhen OneConnect, a consolidated affiliated entity of the Company, and Ping An Property & Casualty Branches

“2024 Financial Services Purchasing Agreement”	the financial services purchasing agreement entered into between the Company and certain subsidiaries of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“2024 Property Leasing Agreement”	the property leasing agreement entered into between the Company and certain subsidiaries of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“2024 Provision of Products and Services Agreement”	the provision of services and products agreement entered into between the Company and certain subsidiaries and associates of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“2024 Services and Products Purchasing Agreement”	the services and products purchasing agreement entered into between the Company and certain subsidiaries and associates of Ping An on November 4, 2024 for a term of three years commencing from January 1, 2025

“%”	per cent

LETTER FROM THE BOARD

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

Executive Director:	Registered Office:
Mr. Chongfeng Shen (Chairman and Chief Executive Officer)	Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Non-executive Directors:	Cayman Islands
Mr. Michael Guo
Ms. Xin Fu	Head Office in the PRC:
Mr. Wenwei Dou	21/24F, Ping An Finance Center
Ms. Wenjun Wang	No. 5033 Yitian Road
Futian District, Shenzhen
Independent Non-executive Directors:	Guangdong, PRC
Dr. Yaolin Zhang
Mr. Tianruo Pu	Principal place of business in Hong Kong:
Mr. Wing Kin Anthony Chow	Room 2701, Central Plaza
Mr. Koon Wing Ernest Ip	18 Harbour Road
Wanchai, Hong Kong

November 6, 2024

To the Shareholder(s)

Dear Sir or Madam,

(1) RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

(2) VERY SUBSTANTIAL ACQUISITIONS

AND

(3) NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company dated November 4, 2024, in relation to the renewal of continuing connected transactions, the discloseable transaction and the very substantial acquisitions.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the ordinary resolutions to be proposed at the EGM in relation to: the renewal of the 2022 Provision of Services and Products Agreement, the 2022 Services and Products Purchasing Agreement, the 2022 Financial Services Agreement, the 2022 Property Leasing Agreement and the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement by entering into the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement, including:

•	the particulars of the entering into of the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement, the 2024 Property Leasing Agreement and the transactions contemplated thereunder respectively (including the proposed annual caps for each of the three years ending 31 December 2027);

•	the letter from the Independent Board Committee with their view on the entering into of the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement, the 2024 Property Leasing Agreement and the transactions contemplated thereunder respectively (including the proposed annual caps for each of the three years ending 31 December 2027); and

•	the letter from Red Sun Capital with their view on the entering into of the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement, the 2024 Property Leasing Agreement and the transactions contemplated thereunder respectively (including the proposed annual caps for each of the three years ending 31 December 2027) to the Independent Board Committee and the Independent Shareholders.

II.	RENEWAL OF THE CONTINUING CONNECTED TRANSACTIONS

Reference is made to (I) the listing document of the Company dated June 28, 2022, in relation to, among other things, the entering into (i) the 2022 Provision of Services and Products Agreement, (ii) the 2022 Services and Products Purchasing Agreement, (iii) the 2022 Financial Services Agreement, and (iv) the 2022 Property Leasing Agreement; (II) the announcements of the Company dated September 26, 2023 and October 9, 20223, in relation to, among other things, the entering into the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, all of which will expire on 31 December 2024.

As the Group intends to continue carrying out the transactions under 2022 Provision of Services and Products Agreement, the 2022 Services and Products Purchasing Agreement, the 2022 Financial Services Agreement, the 2022 Property Leasing Agreement, and the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, the Company and the associates of Ping An agree to enter into (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement, and (iv) the 2024 Property Leasing Agreement for a term of three years commencing from 1 January 2025 to 31 December 2027 (both days inclusive).

LETTER FROM THE BOARD

1.	2024 Provision of Products and Services Agreement

Principal terms

The Company entered into the 2024 Provision of Products and Services Agreement with certain subsidiaries and associates of Ping An on November 4, 2024, pursuant to which the Group will provide the following products and services to such subsidiaries and associates of Ping An:

•	in terms of banking solutions, including but not limited to the provision of product design, risk control, operation-related technical services and marketing services; and/or

•	in terms of non-banking solutions, including but not limited to the provision of insurance related technical services such as loss assessments, operation management, anti-fraud solutions, data reporting and governance, and the provision of non-insurance related technical services such as product design, marketing management, risk control and operation management.

Reasons for the transaction

The Directors consider that the provision of products and services to the subsidiaries and associates of Ping An would benefit the Company for the following reasons:

•	in light of the leading position that Ping An enjoys in the PRC financial services industry, it is natural and in the best interests of the Company to cooperate with Ping An Group and serve it as a client that is of strategic importance to the Group; and

•	as both parties enjoy respective advantages in different business fields, our collaboration may bring synergy into full play and share development achievements.

Pricing policies

•	For various types of services to be provided under the 2024 Provision of Products and Services Agreement, the service fee to be charged to the Recipients of the Products and Services at an agreed rate and/or the one-off installation or purchase fee based on the nature of the services may be determined on a cost-plus basis with gross profit margin ranging from approximately 16% to 55% depending on the content of the services, taking into consideration various commercial factors, such as service usage volume, transaction amount, asset size of the service, and shall be substantially consistent with the prices of the similar and comparable services provided by the Group to Independent Third Parties;

LETTER FROM THE BOARD

•	For the products to be provided under the 2024 Provision of Products and Services Agreement, the product prices shall not be lower than the prices at which sales are made by the Group to Independent Third Parties under similar terms and taking into account the purchase volume, with an expected gross profit margin ranging from approximately 16% to 55%; and

•	For the services and products provided under the 2024 Provision of Products and Services Agreement, the price shall be determined on the basis of arm’s length negotiations and in line with market rates with reference to historical prices applicable to the products and services to ensure that the terms of providing products and services by the Group to the subsidiaries and associates of Ping An are fair and reasonable. In particular, for our standardized products and services, the service fees charged by us will be based on the transaction volume generated using our solutions or other criteria linked to the usage of our solutions by the subsidiaries and associates of Ping An, and with reference to market rates applicable to such services and products. As for our custom software development or implementation services, our service fees will be determined mainly by taking into account labor costs of our technical staff associated with the project, which shall be in line with market practice.

As mentioned above, for the 2024 Provision of Products and Services Agreement, the pricing policies of each kind of products and services are determined after taking into account a variety of factors such as costs, profit margin, purchase volume, applicable historical prices and the prevailing market conditions, and the Company will review, adjust and approve such pricing policies regularly on an annual basis when it deems necessary. In light of the factors in determining the relevant prices and the internal review and approval procedures, the Directors (excluding the Independent Board Committee) are of the view that the pricing policies were determined after arm’s length negotiations, and are fair and reasonable, on the normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Historical amounts

The transaction amounts paid by such subsidiaries and associates of Ping An to the Group for the aforesaid products and services for the two years ended December 31, 2023 and the six months ended June 30, 2024 were RMB3,047.67 million, RMB2,394.66 million and RMB952.73 million, respectively.

The annual caps for the above transaction amounts for the three years ending December 31, 2024 are RMB3,296.09 million, RMB3,600.00 million and RMB3,850.00 million, respectively. As at the Latest Practicable Date, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

LETTER FROM THE BOARD

Proposed annual caps

In relation to the 2024 Provision of Products and Services Agreement, the transaction amounts to be paid by such subsidiaries and associates of Ping An to the Group for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027

	(RMB in millions)
Transaction amounts to be paid by the subsidiaries and associates of Ping An to the Group	2,223.33	2,304.41	2,343.26

Basis of caps

The above proposed annual caps are determined by the Board with reference to the following factors:

•	the historical transaction amounts for the two years ended December 31, 2023 and the six months ended June 30, 2024 under the existing services and products provision arrangements between the Group and the subsidiaries and associates of Ping An; and

•	the demand for the Group’s services and products from the subsidiaries and associates of Ping An taking into account their business development and operational needs.

Based on the above, on the one hand, the decrease in the proposed annual caps for the three years ending December 31, 2027 compared to the historical annual caps for the three years ending December 31, 2024 were mainly due to the fact that the connected customers have terminated their procurements of the cloud services, and the Company will focus on expanding its third-party customers and overseas markets; on the other hand, the Company will continue to develop its banking-related businesses and keep improving its life insurance product line, and it is therefore expected that revenue from the related businesses will continue to rise over the next three years, with annual caps for the years from 2025 to 2027 expected to maintain a steady growth trend. In addition, the proposed annual caps have also taken into account the inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the Group’s business and those of subsidiaries and associates of Ping An during the term of the Provision of Services and Products Agreement.

LETTER FROM THE BOARD

2.	2024 Services and Products Purchasing Agreement

Principal terms

The Company entered into the 2024 Services and Products Purchasing Agreement with certain subsidiaries and associates of Ping An on November 4, 2024, pursuant to which such subsidiaries and associates of Ping An will provide the following services and products to the Group:

(1)	technology-based products and services, including but not limited to technology development system, information technology, core modules, information security processing services and related software and hardware facilities;

(2)	service solution module outsourcing services;

(3)	operation management products and services;

(4)	healthcare-related products and services;

(5)	insurance products and services;

(6)	rewards program products; and/or

(7)	other services and products.

Reasons for the transaction

The Group has been purchasing a variety of services and products from subsidiaries and associates of Ping An to satisfy the Group’s business and operational needs. Owing to the strategic business relationship, subsidiaries and associates of Ping An has acquired a comprehensive understanding of the Group’s business and operational requirements and established a great foundation for mutual trust. Taking into consideration the Group’s previous purchasing experience with subsidiaries and associates of Ping An, the Company believes that subsidiaries and associates of Ping An are capable of fulfilling the Group’s demands efficiently and reliably with a stable and high quality supply of services and products, and entering into the Services and Products Purchasing Agreement would minimize disruption to the Group’s operation and internal procedures. In addition, it would be more cost-effective for the Group to leverage the mature infrastructure and resources already built by subsidiaries and associates of Ping An, instead of developing the same in-house.

LETTER FROM THE BOARD

Pricing policies

For various types of services and/or products to be provided under the 2024 Services and Products Purchasing Agreement, the price of the services and products shall be determined in a fair and reasonable manner as follows:

•	if internal tendering and bidding process is required, the Group shall determine the price of the services or products in accordance with the Group’s internal rules and procedures on tendering and bidding, comparing the service price charged by at least two Independent Third Parties for the provision of similar services or products, and taking into account its own business needs and the qualifications of the bidder; or

•	if no internal tendering and bidding process is required, it shall be determined through negotiations taking into account various commercial factors such as nature, usage and transaction term of the services or products, transaction amount and scale of funds associated with the procurement of such services or products, as well as the comparable market rates, if any, and shall be substantially in line with prices offered by the subsidiaries and associates of Ping An to their respective Independent Third Parties for similar services or products, which are provided by such subsidiaries and associates of Ping An to the Group or obtained and compared by the Group from public market.

For the services and products provided under the 2024 Services and Products Purchasing Agreement, the price shall be determined on the basis of arm’s length negotiations and in line with market rates with reference to historical prices applicable to the products and services to ensure that the terms of providing products and services by the subsidiaries and associates of Ping An to the Group are fair and reasonable and no less favourable than terms provided by the Independent Third Parties service provider (if applicable).

As mentioned above, for the 2024 Services and Products Purchasing Agreement, when determining whether to accept the terms as offered by the Services and Products Providers, the Group will make reference to the followings: for services and products required bidding process, the price will be determined through public bidding procedures according to the internal rules and procedures of the Group; for services and products without bidding process, the demand initiation department will conduct market inquiry in advance, form a connected transaction pricing evaluation form after price fairness analysis, submit it to the finance department for evaluation of the fairness of pricing (independent opinions from external agency may be sought if necessary), and submit for the approval from corresponding management based on the caps numbers. If the Group, after taking into consideration all the above-mentioned factors and going through internal procedures, considers that the price quoted offered by the Services and Products Providers is less favorable to the Company than terms available from independent third parties (if applicable), it will not purchase such services and products from the Services and Products Providers. In light of the above, the Directors (excluding the Independent Board Committee) are of the view that the pricing policies were determined after arm’s length negotiations, and are fair and reasonable, on the normal commercial terms and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

Historical amounts

The transaction amounts incurred by the Group to such subsidiaries and associates of Ping An in respect of the above services and products for the two years ended December 31, 2023 and the six months ended June 30, 2024 were RMB1,753.57 million, RMB1,428.22 million and RMB710.04 million, respectively.

The annual caps for the above transaction amounts for the three years ending December 31, 2024 are RMB2,037.23 million, RMB2,212.11 million and RMB2,400.33 million, respectively. As at the Latest Practicable Date, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

Note:	The historical amounts above include historical amounts corresponding to transactions under the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, and include the historical amounts of property fees for the purchasing of the property management services which will be reclassified under the 2024 Property Leasing Agreement.

Proposed annual caps

In relation to the 2024 Services and Products Purchasing Agreement, the transaction amounts to be paid by the Group to the subsidiaries and associates of Ping An for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027

	(RMB in millions)
Transaction amount to be paid by the Group to subsidiaries and associates of Ping An	1,214.10	1,229.19	1,244.15

Basis of caps

•	the historical transaction amounts for the two years ended December 31, 2023 and the six months ended June 30, 2024 under the existing services and products provision arrangements between the Group and the subsidiaries and associates of Ping An;

•	the expected operational scale of the Group in the three years ending December 31, 2027 and the Group’s needs for services such as technology and operational support services to be provided by the subsidiaries and associates of Ping An; and

•	the expected decrease of service and product fees to be charged by the subsidiaries and/or associates of Ping An.

LETTER FROM THE BOARD

Based on the above, the Group chooses to continue to purchase products and services from subsidiaries and associates of Ping An owing to our existing and proven business relationship as set out in the subsection “– Reasons for the transaction” above. The decrease in the proposed annual caps for the three years ending December 31, 2027 compared to the historical annual caps for the three years ending December 31, 2024 are mainly due to the fact that the Company has been continuously optimizing its business structure and vigorously promoting precision investment in research and development in recent years, and its certain businesses have been affected by strategic realignment, resulting in a decline in the Company’s demand for purchases from technology service providers for such businesses. In addition, the proposed annual caps have also taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the Group’s business and those of the subsidiaries and associates of Ping An during the term of the Services and Products Purchasing Agreement.

3.	2024 Financial Services Purchasing Agreement

Principal terms

The Company and certain subsidiaries of Ping An entered into the 2024 Financial Services Purchasing Agreement dated November 4, 2024, pursuant to which such subsidiaries of Ping An will provide the Group with financial services, including deposit services, wealth management services and/or derivatives services. In respect of the deposit services, the Group considers placing cash deposits (including cash generated from ordinary business operations and proceeds from financing activities) into the Group’s bank accounts maintained with subsidiaries of Ping An, in which case subsidiaries of Ping An by then intend to pay interest on the deposits to the Group. In respect of wealth management services, the Group will consider purchasing wealth management products and services from subsidiaries of Ping An in exchange for investment returns. In respect of derivative services, the Group will consider the purchase of foreign exchange and interest rate derivative products from subsidiaries of Ping An.

Reasons for the transaction

Purchasing financial services from the subsidiaries of Ping An allows the Group to leverage Ping An Group’s core business strengths, which include its reputable and long-established banking business in the PRC. Furthermore, as the Ping An Group have been providing various financial services to the Group, it has developed a deep understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which facilitates the provision of expedient and efficient services. Therefore, the Ping An Group is well-positioned in providing the Group with customized financial services. We and our overseas intermediate holding companies adopt USD as our functional currency. Their foreign exchange risk mainly arises from cash and cash equivalents denominated in RMB and intercompany loans provided within the Group. To meet the demands of fund management and market risk management, the Group will purchase foreign exchange and interest rate derivative products from subsidiaries of Ping An, so that hedge against a portion of the foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts.

LETTER FROM THE BOARD

Pricing policies

Deposit services

The interest rates for such deposits (i) shall not be lower than: (a) the benchmark interest rate for deposits of a similar type for the same period published by the People’s Bank of China, or (b) the interest rates obtained by the Group from at least two Independent Third Parties for deposits of a similar type for the same period, or (c) the interest rates to be obtained by the Group from independent commercial banks for deposits of a similar type for the same period, and (ii) will consistent with those offered to other depositors of subsidiaries of Ping An, including Independent Third Parties of subsidiaries of Ping An.

Wealth management services

The method for obtaining and calculating the investment returns on wealth management products and services to be sold by subsidiaries of Ping An to the Group will: (a) not be less favorable than the benchmark rates for comparable wealth management products and services published from time to time by the People’s Bank of China or the National Financial Regulatory Administration (wherever applicable); or (b) not be less favorable than the average investment return rates offered by at least two independent commercial banks or financial institutions for comparable wealth management products and services obtained by the Group (wherever applicable); or (c) be consistent with those offered to other purchasers of subsidiaries of Ping An, including Independent Third Parties of subsidiaries of Ping An.

Derivative products services

The terms of derivative products to be sold by subsidiaries of Ping An to the Group are unified contract template, which will be substantially consistent with those offered to other purchasers, including Independent Third Parties of subsidiaries of Ping An. The Group will also compare these terms with the market prices as quoted by independent external financial information service provider such as Bloomberg, to ensure the terms provided by subsidiaries of Ping An are fair and reasonable.

In respect of the 2024 Financial Services Purchasing Agreement, if the Group, after considering all the above factors and through internal procedures, determines that the interest rates/investment returns/quotations provided by the Financial Services Providers are less favorable than those offered by Independent Third Parties, the Group will not purchase such financial services from subsidiaries of Ping An. In light of the above, the Board (excluding the Independent Board Committee) believes that the pricing policies were determined on normal commercial terms after arm’s length negotiations, which are fair and reasonable, and are in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

Historical amounts

With respect to the deposit services provided by subsidiaries of Ping An to the Group, the maximum daily balance of deposits placed by the Group with subsidiaries of Ping An was RMB2,913.34 million, RMB1,203.07 million, and RMB901.39 million, respectively, and the interest income received from subsidiaries of Ping An was RMB9.23 million, RMB17.64 million, and RMB12.51 million, respectively, for the two years ended December 31, 2023 and the six months ended June 30, 2024.

For the three years ending December 31, 2024, the annual caps for the maximum daily balance of deposit services are RMB3,184.34 million, RMB1,609.44 million, and RMB1,140.64 million, respectively, and the annual caps for interest income from deposit services are RMB17.65 million, RMB17.65 million, and RMB17.65 million, respectively. As at the Latest Practicable Date, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

In respect of the wealth management services provided by subsidiaries of Ping An to the Group, the maximum daily balance of wealth management products purchased by the Group was RMB1,966.22 million, RMB417.96 million, and RMB423.84 million, respectively, and the investment income received by the Group from subsidiaries of Ping An was RMB18.89 million, RMB13.00 million, and RMB5.88 million, respectively, for the two years ended December 31, 2023 and the six months ended June 30, 2024.

For the three years ending December 31, 2024, the annual caps for the maximum daily balance of wealth management services are RMB2,304.84 million, RMB1,108.44 million, and RMB1,140.64 million, respectively, and the annual caps for investment income from wealth management services are RMB30.72 million, RMB18.97 million, and RMB19.26 million, respectively. As at the Latest Practicable Date, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

In respect of the derivative products provided by subsidiaries of Ping An, the maximum outstanding notional amounts of derivative products purchased by the Group from subsidiaries of Ping An were RMB3,383.61 million, RMB1,595.35 million, and RMB366.57 million, respectively, for the two years ended December 31, 2023 and the six months ended June 30, 2024.

For the three years ending December 31, 2024, the annual caps for the maximum outstanding notional amounts of derivative products services are RMB4,000.00 million, RMB4,000.00 million, and RMB4,000.00 million, respectively. As at the Latest Practicable Date, the transaction amount for the year of 2024 didn’t exceed the annual cap for the year of 2024.

LETTER FROM THE BOARD

Proposed annual caps

In relation to the 2024 Financial Services Purchasing Agreement, the proposed annual caps for the three years ending December 31, 2027 are set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027

	(RMB in millions)
Deposit Services
Maximum daily balance of deposits to be placed by us with the subsidiaries of Ping An	1,890.90	1,836.06	2,028.60
Interest income to be received by us from the subsidiaries of Ping An	79.15	76.40	86.03
Wealth Management Services
Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An	1,680.80	1,632.05	1,803.20
Investment income to be received by us from the subsidiaries of Ping An	84.04	81.60	90.16
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An	1,000.00	1,000.00	1,000.00

Basis of caps

Deposit services – maximum daily balance of deposits to be placed by us with subsidiaries of Ping An

The above proposed annual caps for the maximum daily balance of deposits to be placed by the Group with the subsidiaries of Ping An are determined with reference to the following factors:

(i)	the historical amounts under the existing deposit services arrangements, which were market driven and in line with the trend of the historical annual caps, and the maximum utilization rate for the annual cap of deposits by the Group from 2022 to 2023 being 91%. In the future the Group still may choose the deposit services from subsidiaries of Ping An if the interest rates provided by them are more favorable than those offered by Independent Third Parties;

LETTER FROM THE BOARD

(ii)	in light of the Group’s estimated scale and growth of business operation and the increasing demand for deposit services in the future, the total amount of RMB2,548.72 million in cash, time and demand deposits, and wealth management products held by the Group as of June 30, 2024, in conjunction with the current and expected future cash flow of the Company; and

(iii)	the assumption that the Group can utilize 90% of the total cash, time and demand deposits, and wealth management products for deposit services during certain periods within the three financial years ending December 31, 2027.

The maximum daily balance of deposits placed by the Group for each year is subject to fluctuations in the Group’s cash flow position and the annual caps reflect the aggregate of the Group’s anticipated maximum daily balance of deposits placed and wealth management products purchased with subsidiaries of Ping An, given that the Group’s balance for such services are interchangeable throughout the year under general market conditions and for the types of wealth management products in which it previously invested.

Deposit services – interest income to be received by us from subsidiaries of Ping An

The above proposed annual cap for interest income to be received by the Group from subsidiaries of Ping An is determined based on the expected market interest rates applicable to the Group’s expected cash position balance. Specifically, the RMB deposit interest rate based on the historical range over the past year falls between 1.15% and 1.725%, with an average forecast interest rate of 1.15% for future years. The USD deposit interest rate based on the historical range over the past year falls between 4.24% and 5.75%, with an average forecast interest rate of 5% for future years.

Wealth management services – maximum daily balance of wealth management products purchased by us from subsidiaries of Ping An

The proposed annual cap for the maximum daily balance of the aforementioned wealth management products is determined with reference to the following factors:

(i)	the historical amounts under the existing wealth management services arrangements, which were market driven and in line with the trend of the historical annual caps, and the maximum utilization rate for the annual cap of wealth management services by the Group from 2022 to 2023 being 85%. The historical amounts of 2023 were lower than that of 2022 was mainly because the listing on Hong Kong Stock Exchange in 2022 and the change of market capitalisation of the Company resulting in increased compliance costs and reduced efficiency of purchasing wealth management services. In the future the need of the Group to effectively improve the yield and liquidity of the idle funds still exist, and the Group still may choose the wealth management services from subsidiaries of Ping An if the terms provided by them are more favorable than those offered by Independent Third Parties after comprehensive consideration of the factors such as cost and efficiency;

LETTER FROM THE BOARD

(ii)	the estimated scale of the Company’s current and future business operations and the increase in future demand for wealth management services, which includes the total amount of RMB2,548.72 million in cash, time deposits, and wealth management products held by the Group as of June 30, 2024, in conjunction with the current and expected future cash flow of the Company; and

(iii)	the assumption that the Group can utilize 80% of the total cash, time deposits, and wealth management products to purchase wealth management products and services during certain periods within the three financial years ending December 31, 2027.

The maximum daily balance of deposits placed by the Group for each year is subject to fluctuations in the Group’s cash flow position and the annual caps reflect the aggregate of the Group’s anticipated maximum daily balance of deposits placed and wealth management products purchased with subsidiaries of Ping An, given that the Group’s balance for such services are interchangeable throughout the year under general market conditions and for the types of wealth management products in which it previously invested.

Wealth management services – investment income to be received by us from subsidiaries of Ping An

The above proposed annual caps for the investment income to be received by the Group from the subsidiaries of Ping An are determined based on the expected prevailing market return rate applicable to the wealth management service provided by the subsidiaries of Ping An. The Group’s decisions on the investment products of the subsidiaries of Ping An are based on risk and return analysis under its treasury policy, as well as an analysis of suitable and comparable products available in the market. The Company estimates the investment scale by taking into comprehensive consideration its management requirements for balancing liquidity and return on investment, in combination with the historical return rate ranging from 3% to 5.5% for potential investments in wealth management products and services, and therefore estimates an average annual return rate of approximately 5% for these wealth management products and services in future years, based on the abovementioned historical return rate range.

Derivative products services – maximum outstanding notional amounts in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An

On the one hand, we and our overseas intermediate holding companies adopt USD as our functional currency. Their foreign exchange risk mainly arises from cash and cash equivalents denominated in RMB and intercompany loans provided within the Group. To meet the demands of fund management and market risk management, the Group will continue to purchase foreign exchange and interest rate derivative products from subsidiaries of Ping An, so that hedge against a portion of the foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts. On the other hand, the proposed annual caps for the maximum outstanding notional amounts of foreign exchange and interest rate derivative products purchased by the Group from subsidiaries of Ping An are lower than the historical cap amounts for the three years ending December 31, 2024, which is mainly due to the Group’s strategic realignment in its capital management over the past two years, leading to a decrease in the scale of foreign exchange risk that needs to be hedged against as reflected in the historical amounts. However, in consideration of the maximum utilization rate for the annual cap of derivative products services by the Group from 2022 to 2023 being 85% and considering that in the future the Group still may choose the derivative products services from subsidiaries of Ping An if it is considered as a cost effective way to fulfill its finance need at the relevant time due to various factors, which are beyond the control of the Group, such as the changing financial market conditions and market dynamics, shifts in global geopolitics, adoption of financial policies by governments in the countries in the world, and the terms and conditions offered by the counterparties. The proposed annual caps of RMB1,000 million for each of the three financial years ending December 31, 2027 was determined after the comprehensive consideration of factors mentioned above, the average of the historical maximum outstanding notional amounts for the year of 2023 and the six months ended June 30, 2024 and the potential future needs.

LETTER FROM THE BOARD

4.	2024 Property Leasing Agreement

Principal terms

The Company entered into a property leasing agreement with certain subsidiaries of Ping An on November 4, 2024, pursuant to which such subsidiaries of Ping An intend to lease out a portion of the properties owned by them to the Group for office use and provide property management services to the Group. The parties thereto will enter into separate agreements setting out the specific terms and conditions (including property rents, property fees, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the property leasing agreement.

For the three years ending December 31, 2027, the total rental payments rents by the Group to subsidiaries of Ping An under the property leasing agreements are expected not to exceed RMB28.04 million, RMB28.10 million, and RMB30.78 million, respectively; and the total property fees expected to be made by the Group to subsidiaries of Ping An are expected not to exceed RMB3.82 million, RMB3.82 million, and RMB3.82 million, respectively.

Reasons for the transaction

The Group has historically leased certain properties from Ping An Group for use as offices. Compared with Independent Third Parties, Ping An Group has a better understanding of the Group’s property requirements in relation to office premises, and leasing properties from Ping An Group also helps to enhance the convenience of the Group’s business cooperation with Ping An Group. In addition, relocation of offices to other premises by the Group will cause unnecessary disruptions to the normal business operation of the Group and incur unnecessary costs. The Group is of the view that the terms of the property leasing agreement are consistent with normal commercial terms which can safeguard the long-term property rights of the Group, therefore enabling the Group to achieve long-term development and continuity of business operations.

LETTER FROM THE BOARD

Pricing policies

The rents and property fees under the 2024 Property Leasing Agreement are determined on normal commercial terms after arm’s length negotiations, and the rents and property fees shall be in line with or no higher than the prevailing market rates of properties of comparable locations, floor areas and quality provided by Independent Third Parties to the Group. The Group will make enquiries on and survey the rents and property fees for office leasing space of comparable locations and quality provided by Independent Third Parties to determine the prevailing market rates for comparison and ensure that the rents charges and property fees payable by the Group are on normal commercial terms, and are fair and reasonable and in the interests of the Shareholders.

In respect of the 2024 Property Leasing Agreement, having considered all the above factors and internal procedures, the Directors (excluding the Independent Board Committee) are of the view that the pricing policies were determined on normal commercial terms after arm’s length negotiations, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Historical amounts

For the two years ended December 31, 2023 and the six months ended June 30, 2024, the total values of right-of-use assets relating to leases were RMB14.17 million, RMB0.66 million and RMB26.41 million, respectively; the amounts of property fees paid by the Group to such subsidiaries of Ping An for property management services were RMB1.83 million, RMB0.47 million and RMB1.58 million, respectively.

For the three years ending December 31, 2024, the annual caps for the total value of right-of-use assets relating to leases are RMB18.80 million, RMB6.57 million and RMB28.58 million, respectively; the annual caps for the property fees were not set individually and included in the annual caps for the services and products purchasing transactions contemplated under the 2022 Services and Products Purchasing Agreement as disclosed above on page 15. As at the Latest Practicable Date, the total value of right-of-use assets relating to leases in 2024 didn’t exceed the annual cap for the year of 2024.

Proposed annual caps

Pursuant to IFRS 16, the properties with a lease term of more than one year will simultaneously be recognised as right-of-use assets and ongoing lease liabilities payable over the lease term.

LETTER FROM THE BOARD

In respect of the 2024 Property Leasing Agreement, proposed annual caps for the three years ending December 31, 2027 are set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027

	(RMB in millions)
Total value of right-of-use assets relating to the leases	33.00	11.00	62.00
Property fees	3.82	3.82	3.82

Basis of caps

The proposed annual caps set out above were determined having regard to the following factors:

•	Historical transaction amounts under the existing property leasing arrangements, in particular the use in the first half of 2024, and the sustained demand and growth trend in the future;

•	An estimated increase of approximately 3-10% in annual rentals for properties leased from subsidiaries of Ping An for the three years ending December 31, 2027, which, taking into account the historical trend of growth in rental expenses, is in line with market rentals;

•	The fluctuation in the 2025, 2026 and 2027 proposed property leasing annual caps is mainly due to the nature of right-of-use asset which is depreciated over the useful life of the underlying asset since the commencement date of the lease, that in turn cause different remaining value of the lease at a given time, subject to the amount, term and time of commencement date of the lease; and

•	Property management services are provided to the lessee by the lessor itself or its delegate, and the property management service fees are estimated and calculated based on the unit price of RMB20-40 per square meter multiplied by the leased area.

Financial effect of the wealth management service and derivative products services under the 2024 Financial Services Purchasing Agreement

•	The subjects of the Group’s wealth management service transactions are instruments with relatively higher liquidity and lower risks, and the Group strives for a steady and healthy increase in the value of assets while strictly controlling the risks and maintaining the liquidity of assets. After taking into account the relevant factors included in the section headed “Reasons for the transaction” of “3. 2024 Financial Services Purchasing Agreement” in the Circular, it is expected that the financial assets purchased by the Group will effectively improve the yield and liquidity of the idle funds, and for the purpose of such investment, it will generate earnings, and it is expected that the total assets of the Group will also increase accordingly, and that such investment will have no impact on the liabilities of the Group. The Group anticipates that such investment will have a positive impact on the financial performance of the Group as a whole.

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•	We and our overseas intermediate holding companies adopt USD as our functional currency. Their foreign exchange risk mainly arises from cash and cash equivalents denominated in RMB and intercompany loans provided within the Group. To meet the demands of fund management and market risk management, the Group will purchase foreign exchange and interest rate derivative products from subsidiaries of Ping An, so that hedge against a portion of the foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts. The effect on the Group’s earnings would be gains or losses arisen from fair value changes of derivatives which are recognized in profit or loss, and all derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

III.	INTERNAL CONTROL MEASURES

In order to ensure that the terms under relevant framework agreements for the continuing connected transactions are fair and reasonable, and no less favorable to the Group than terms available to or from Independent Third Parties, and the connected transactions are carried out under normal commercial terms, the Company has adopted the following internal control procedures:

•	the Company has adopted and implemented a management system on connected transactions. Under such system, the audit committee under the Board is responsible for the review on compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions. In addition, the audit committee under the Board, the Board and various internal departments of the Company (including but not limited to the finance department and legal and compliance department) are jointly responsible for evaluating the terms under framework agreements for the continuing connected transactions, in particular, the fairness of the pricing policies and annual caps under each transaction;

•	the audit committee under the Board, the Board and various internal departments of the Company also regularly monitor the fulfillment status and the transaction updates under the framework agreements. The Board will also monitor the aggregate amount of all the continuing connected transactions between the Group and the subsidiaries and associates of Ping An and control the aggregate amount under the continuing transactions as a percentage of the Company’s total revenue to a relatively stable level;

LETTER FROM THE BOARD

•	the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

•	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules and perform the works with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants; and

•	when considering the rents, service fees, and other fees provided by the Group to the connected persons, the Company will continue to regularly research in prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the independent external agency (where applicable), to ensure that the pricing and terms offered by the above connected persons, either through bidding procedures or mutual commercial negotiations (as the case may be), are fair, reasonable and are no less favorable than those offered to Independent Third Parties.

The Company will timely comply with the relevant disclosure requirements in relation to connected transactions to provide the Shareholders and investors with sufficient information of the connected transactions, and duly implement the abovementioned internal control procedures to ensure that the transactions conducted are priced fairly and reasonably and in the interest of the Company and the Shareholders as a whole.

IV.	LISTING RULES IMPLICATIONS

As at the Latest Practicable Date, Ping An, which holds approximately 32.12% of the issued share capital of the Company through its subsidiaries, is a controlling shareholder of the Company, and is therefore a connected person of the Company under the Listing Rules. Accordingly, the transactions contemplated under each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios in respect of the proposed annual caps for each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular (including the advice of the Independent Financial Adviser) and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

As each of the highest applicable percentage ratios of the proposed annual caps for the wealth management services and derivative products services under the 2024 Financial Services Purchasing Agreement exceeds 100%, such transactions constitute very substantial acquisitions of the Company and are subject to reporting, announcement, circular and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

V.	GENERAL INFORMATION

The Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Company provides integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Company also provides digital infrastructure for financial institutions through the Gamma Platform. The Company’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

The Company has established long-term cooperation relationships with financial institutions to address their needs of digital transformation. The Company has also expanded its services to other participants in the value chain to support the digital transformation of financial services ecosystem. In addition, the Company has successfully served overseas financial institutions with its technology solutions.

The parties to the into the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are all associates of Ping An, and their information are as follows:

Name	Principal business

Ping An Life Insurance Company of China, Ltd. (中國平安人壽保險股份有限公司)	Principally engaged in life insurance and reinsurance businesses.

Ping An Health Insurance Company of China, Ltd. (平安健康保險股份有限公司)	Principally engaged in health insurance and accidental injury insurance businesses, and related consulting services, agency and reinsurance business.

Ping An Annuity Insurance Company of China, Ltd. (平安養老保險股份有限公司)	Principally engaged in the provision of pension and annuity services, and related reinsurance and asset management products and services.

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Name	Principal business

Ping An Property & Casualty Insurance Company of China, Ltd. (中國平安財產保險股份有限公司)	Principally engaged in property loss insurance, liability insurance, credit insurance and other insurance businesses and reinsurance businesses.

Ping An Bank Co., Ltd. (平安銀行股份有限公司)	A nationwide joint-stock commercial bank, principally engaged in the provision of various financial services.

Ping An Trust Co., Ltd. (平安信託有限責任公司)	Principally engaged in trust business and fund investment business.

Ping An Securities Co., Ltd. (平安證券股份有限公司)	Principally engaged in securities brokerage, advisory on securities investment, financial advisory relating to securities transactions and investment activities, securities underwriting and sponsorship, proprietary securities business and securities asset management businesses.

Ping An International Financial Leasing Co., Ltd. (平安國際融資租賃有限公司)	Principally engaged in the provision of financial leasing services, leasing services and commercial factoring services.

Ping An Asset Management Company Limited (平安資產管理有限責任公司)	Principally engaged in asset management business and related consulting business.

China Ping An Insurance Overseas (Holdings) Limited (中國平安保險海外(控股)有限公司)	Principally engaged in the provision of various overseas investment products, asset management and consulting services.

Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司)	A scientific solution expert, committed to the application of artificial intelligence, cloud computing and other advanced technologies.

Shenzhen Ping An Financial Services Co., Ltd. (深圳平安綜合金融服務有限公司)	Principally engaged in the provision of remote customer services, remote sales consulting services, risk asset management, financial sharing services and human resource sharing services.

LETTER FROM THE BOARD

Name	Principal business

Lufax Holding Ltd. (陸金所控股有限公司)	Principally engaged in providing or arranging credit enhancement services, granting of loans, and providing post-loan services (such as collection service), value-added services and tools.

Ping An E-wallet Electronic Commerce Co., Ltd. (平安壹錢包電子商務有限公司)	Having diversified payment qualifications, covering internet payment, mobile payment, prepaid card issuance and acceptance (nationwide), bank card receipt, cross-border payment and fund payment, with its other subsidiaries engaged in the provision of services such as shopping, consumption, life and air travel.

Ping An Healthcare and Technology Company Limited (平安健康醫療科技有限公司)	Principally engaged in the provision of online medical and healthcare services, with “Managed Care + Family Doctor Membership + O2O Medical and Healthcare Services” as its main business model. By leveraging on the family doctor membership system, the Group undertakes the medical and healthcare needs of users, links up medical and healthcare resources and provides medical and healthcare products and services, expands the network of online and offline services, and builds up an all-in-one medical + healthcare services platform.

Jinbaoxin Social Security Card Technology Co., Ltd. (金保信社保卡科技有限公司)	Principally engaged in electronic social security cards, online employment services, big data services, and online HR services.

Shenzhen Qianhai Credit Service Centre Co., Ltd. (深圳前海徵信中心股份有限公司)	Principally engaged in corporate credit information services and information and data service technologies.

Ping An Fund Management Company Limited (平安基金管理有限公司)	Principally engaged in publicly offered securities investment fund management, fund sales, private asset management businesses.

LETTER FROM THE BOARD

Name	Principal business

Ping An Wealth Management Co., Ltd. (平安理財有限責任公司)	Principally engaged in the public offering of financial products to the non-specific public, asset investment and management for entrusted investors; non-public offering of financial products to qualified investors, asset investment and management for entrusted investors; and the provision of financial advisory and consulting services.

China PA Asset Management (Hong Kong) Company Limited (平證資產管理(香港)有限公司)	Principally engaged in the provision of services such as corporate financing, stocks, bonds, funds, futures and options, asset management, and wealth management.

Shenzhen Ping An Financial Center Development Company Ltd. (深圳平安金融中心建設發展有限公司)	Principally engaged in property leasing and property management businesses.

Shanghai Ze’an Investment Management Co., Ltd (上海澤安投資管理有限公司)	Principally engaged in industrial investment, asset management, property leasing, and property management businesses.

Beijing Wusheng Technology Co., Ltd (北京物盛科技有限公司)	Principally engaged in technical services, property leasing, and property management businesses.

To the best knowledge of the Directors having made reasonable enquiries, as at the Latest Practicable Date, all the parties to the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are listed companies or have Ping An as their ultimate beneficial owner. Ping An is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

LETTER FROM THE BOARD

VI.	PERSONS WHO ARE REQUIRED TO ABSTAIN FROM VOTING ON THE RESOLUTIONS AT THE EGM

(i) The 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are entered into between the Company and the associates of Ping An. Therefore, Ping An and its associates are required to abstain from voting on the relevant resolutions. Bo Yu and Ping An Insurance Overseas (both of which are subsidiaries of Ping An), which together hold approximately 32.12% of the issued share capital of the Company as at the Latest Practicable Date based on public information available to the Company will abstain from voting at the EGM; (ii) Computershare Hong Kong Trustees Limited, which directly holds approximately 6.91% of the issued share capital of the Company at the Latest Practicable Date, will abstain from voting at the EGM in accordance with the trust deed; and (iii) Rong Chang Limited (“Rong Chang”) (which is held as to 50% each as nominee shareholders by Mr. Wenwei Dou and Ms. Wenjun Wang), which directly holds approximately 16.84% of the issued share capital of the Company at the Latest Practicable Date, will abstain from voting at the EGM on the resolution(s) in relation to Lufax Holding Ltd. (“Lufax”), i.e. the 2024 Provision of Products and Services Agreement and the 2024 Services and Products Purchasing Agreement and the transactions contemplated thereunder.

As at the Latest Practicable Date and to the best knowledge, information and belief of the Directors, save as disclosed in this circular, none of the other Shareholders shall abstain from voting on the resolutions as proposed herein.

VII.	EGM AND PROXY ARRANGEMENT

The Company proposes to convene the EGM at 3:00 p.m. on December 18, 2024 (Wednesday) at 21/F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong.

A notice convening the EGM is set out on pages EGM-107 to EGM-111 of this circular. Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on December 16, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York time, on December 11, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by Shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolution(s) to be proposed at the EGM will be voted by way of poll in accordance with the requirements of the articles of association of the Company. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

VIII.	RECOMMENDATIONS

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular) are of the view that the terms of: (i) 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement, and (iv) the 2024 Property Leasing Agreement were determined after arm’s length negotiations, and the transactions contemplated thereunder respectively (including the proposed annual caps for the three years ending 31 December 2027) are conducted in or although not in the ordinary and usual course of business of the Group, are on normal commercial terms or better and, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Michael Guo (a non-executive Director of the Company and the executive director, co-chief executive officer and senior vice president of Ping An) and Ms. Xin Fu (a non-executive director of the Company and the executive director and senior vice president of Ping An) have abstained from voting on the board resolutions in relation to (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchase Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement and the transactions contemplated thereunder. Mr. Wenwei Dou (a non-executive Director of the Company), Ms. Wenjun Wang (a non-executive Director of the Company, who, together with Mr. Wenwei Dou, each holds a 50% interest in a company as nominee shareholders, based on publicly available information of the Company, and such company holds an interest of approximately 43.63% in a company, which directly holds an interest in approximately 17.78% of the issued share capital of Lufax as at the Latest Practicable Date), and Mr. Wing Kin Anthony Chow (as independent non-executive director of both the Company and Ping An Healthcare and Technology Company Limited) have abstained from voting on the Board resolutions in respect of the 2024 Provision of Products and Services Agreement and the 2024 Services and Products Purchasing Agreement and the transactions contemplated thereunder. Mr. Koon Wing Ernest Ip (an independent non-executive Director of the Company and an independent director of PAO Bank Limited, (formerly known as “Ping An OneConnect Bank (Hong Kong) Limited”), a subsidiary of Lufax) has abstained from voting on the Board resolution in respect of the 2024 Provision of Products and Services Agreement. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions.

LETTER FROM THE BOARD

The independent non-executive Directors (except for Mr. Wing Kin Anthony Chow, who simultaneously serves as an independent non-executive director of Ping An Healthcare and Technology Company Limited, and Mr. Koon Wing Ernest Ip, who simultaneously serves as an independent director of PAO Bank Limited, a subsidiary of Lufax) have formed the Independent Board Committee for the purpose of advising the Independent Shareholders in respect of (i) 2024 Provision of Products and Services Agreement, (ii) 2024 Services and Products Purchasing Agreement, (iii) 2024 Financial Services Purchasing Agreement and (iv) 2024 Property Leasing Agreement, and the respective continuing connected transactions contemplated thereunder which require approval from Shareholders (including the annual caps for the three years ending December 31, 2027). The Independent Financial Adviser of the Company has been appointed to advise the Independent Board Committee and the Independent Shareholders in the same regard.

The Directors (excluding the Independent Board Committee whose view has been included in the section headed “Letter from the Independent Board Committee” of this circular) recommend the Independent Shareholders to vote in favor of all the ordinary resolutions to be proposed at the EGM.

IX.	ADDITIONAL INFORMATION

Your attention is drawn to the letters from the Independent Board Committee and from the Independent Financial Adviser, which are respectively set out on pages 34 to 35 and pages 36 to 85 of this circular. Additional information is also set out in the appendices to this circular.

Yours faithfully,
By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the text of the letter of recommendation from the Independent Board Committee to Independent Shareholders in relation to the PROPOSED RENEWAL OF CONTINUING CONNECTED TRANSACTIONS prepared for the purpose of incorporation in this circular.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

November 6, 2024

To the Independent Shareholders

Dear Sir or Madam,

PROPOSED RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated November 6, 2024 issued by the Company (the “Circular”) of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as members of Independent Board Committee to advise the Independent Shareholders in respect of the proposed renewal of continuing connected transactions contemplated under: (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement, and (iv) the 2024 Property Leasing Agreement, and the transactions contemplated thereunder respectively (including the proposed annual caps for the three years ending 31 December 2027), details of which are set out in the “Letter from the Board” in the Circular. Red Sun Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 8 to 33 of the Circular and the “Letter from Red Sun Capital Limited” set out on pages 36 to 85 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account, among other things, the principal factors and reasons considered by, and the advice of, the Independent Financial Adviser as set out in the “Letter from Red Sun Capital Limited” in the Circular, we concur with the view of the Independent Financial Adviser and consider that the terms of (i) 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement, and (iv) the 2024 Property Leasing Agreement were determined after arm’s length negotiation, and the transactions contemplated thereunder respectively (including the proposed annual caps for the three years ending 31 December 2027) are conducted in or although not in the ordinary and usual course of business of the Group, are on normal commercial terms or better and, are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the relevant resolutions at the EGM.

Yours faithfully,
For and on behalf of the Independent Board Committee of
OneConnect Financial Technology Co., Ltd.
Dr. Yaolin Zhang	Mr. Tianruo Pu
Independent Non-executive Directors

LETTER FROM RED SUN CAPITAL LIMITED

Set out below is the full text of the letter from Red Sun Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions (including the Proposed Annual Caps) for the purpose of inclusion in this circular.

Room 310, Floor 3,
China Insurance Group Building,
141 Des Voeux Road Central,
Hong Kong

Tel: (852) 2857 9208
Fax: (852) 2857 9100

November 6, 2024

To:	the Independent Board Committee and the Independent Shareholders of OneConnect Financial Technology Co., Ltd.

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

DISCLOSEABLE TRANSACTION

AND

VERY SUBSTANTIAL ACQUISITION

I.	INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the continuing connected transactions in connection with the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement (the “Agreements”) and the transactions contemplated thereunder, including the proposed annual caps for the three years ending December 31, 2025, 2026 and 2027 (the “Proposed Annual Caps”) (together, the “Continuing Connected Transactions”), details of which are set out in the circular to the Shareholders dated November 6, 2024 (the “Circular”), of which this letter forms part. This letter contains our advice to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions. Unless otherwise stated, terms defined in the Circular have the same meanings in this letter.

LETTER FROM RED SUN CAPITAL LIMITED

Reference is made to the listing document of the Company dated June 28, 2022 in relation to, among other things, (i) the 2022 Provision of Services and Products Agreement; (ii) the 2022 Services and Products Purchasing Agreement; (iii) the 2022 Financial Services Agreement; and (iv) the 2022 Property Leasing Agreement, the announcements of the Company dated September 26, 2023 and October 9, 2023 in relation to the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement. Given that the proposed annual caps for each of the aforesaid agreements and the transactions thereunder will expire on December 31, 2024, the Board proposes to renew the aforesaid agreements by entering into the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement, and the 2024 Property Leasing Agreement.

Ping An, which holds approximately 32.12% of the issued share capital of the Company through its subsidiaries as at the Latest Practicable Date, is a controlling shareholder of the Company, and is therefore a connected person of the Company for under the Listing Rules. Accordingly, the transactions contemplated under each of (i) the 2024 Provision of Products and Services Agreement; (ii) the 2024 Services and Products Purchasing Agreement; (iii) the 2024 Financial Services Purchasing Agreement; and (iv) the 2024 Property Leasing Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As the highest applicable percentage ratios in respect of the proposed annual caps for each of (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Services and Products Purchasing Agreement, (iii) the 2024 Financial Services Purchasing Agreement, and (iv) the 2024 Property Leasing Agreement exceed 5%, the proposed transactions contemplated thereunder are subject to the reporting, announcement, circular and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As each of the highest applicable percentage ratios in respect of the proposed annual caps for the lease transactions accounted for as right-of-use assets under the 2024 Property Leasing Agreement exceed 5% but are less than 25%, such transactions also constitute discloseable transactions of the Company and are subject to reporting and announcement requirements under Chapter 14 of the Listing Rules.

As each of the highest applicable percentage ratios of the proposed annual caps for the wealth management services and derivative products services under the 2024 Financial Services Purchasing Agreement exceeds 100%, such transactions constitute very substantial acquisitions of the Company and are subject to reporting, announcement, circular and Shareholders’ approval requirements under Chapter 14 of the Listing Rules.

LETTER FROM RED SUN CAPITAL LIMITED

II.	THE INDEPENDENT BOARD COMMITTEE

The Board comprises of one executive Director, namely, Mr. Chongfeng Shen, four non-executive Directors, namely, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang, and four independent non-executive Directors, namely, Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip.

The independent non-executive Directors (except for Mr. Wing Kin Anthony Chow, who simultaneously serves as an independent non-executive director of Ping An Healthcare and Technology Company Limited, and Mr. Koon Wing Ernest Ip, who simultaneously serves as an independent director of PAO Bank Limited, a subsidiary of Lufax Holding Ltd.) have formed the Independent Board Committee for the purpose of advising the Independent Shareholders as to whether the terms of the Agreements (including the Proposed Annual Caps) and the transactions contemplated thereunder are conducted in the ordinary and usual course of business, fair and reasonable, and whether the transactions contemplated thereunder are on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

Mr. Michael Guo (a non-executive director of the Company and the executive director, co-chief executive officer and senior vice president of Ping An Group) and Ms. Xin Fu (a non-executive director of the Company and the executive director and senior vice president of Ping An Group) have abstained from voting on the board resolutions in relation to (i) the 2024 Provision of Products and Services Agreement, (ii) the 2024 Service and Product Purchase Agreement, (iii) the 2024 Financial Services Purchasing Agreement and (iv) the 2024 Property Leasing Agreement and the transactions contemplated thereunder. Mr. Wenwei Dou (a non-executive Director), Ms. Wenjun Wang (a non-executive Director, who, together with Mr. Wenwei Dou, each holds a 50% interest in a company as nominee shareholders, based on publicly available information of the Company, and such company holds an interest of approximately 43.63% in a company, which directly holds an interest in approximately 17.78% of the issued share capital of Lufax Holding Ltd. as at the Latest Practicable Date), and Mr. Wing Kin Anthony Chow (as independent non-executive director of both the Company and Ping An Healthcare and Technology Company Limited) have abstained from voting on the Board resolutions in respect of the 2024 Provision of Products and Services Agreement and the 2024 Services and Products Purchasing Agreement and the transactions contemplated thereunder. Mr. Koon Wing Ernest Ip (an independent non-executive Director and an independent director of PAO Bank Limited, a subsidiary of Lufax Holding Ltd.) has abstained from voting on the Board resolution in respect of the 2024 Provision of Products and Services Agreement. Save as aforesaid, none of the other Directors has or may be deemed to have a material interest in the above proposed transactions.

We have been appointed to advise the Independent Board Committee and the Shareholders in these respects and to give our opinion in relation to the Continuing Connected Transactions for the Independent Board Committee’s consideration when making their recommendation to the Shareholders.

LETTER FROM RED SUN CAPITAL LIMITED

III.	OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. In the last two years, we did not act as the independent financial adviser to the independent board committee and the independent shareholders of the Company apart from acting as the independent financial adviser in relation to the Agreements (including the Proposed Annual Caps).

Apart from normal professional fees paid or payable to us in connection with this appointment and the engagement as stated above as the Independent Financial Adviser, no arrangements exist whereby we have received or will receive any fees or benefits from the Group or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that we are independent from the Group pursuant to Rule 13.84 of the Listing Rules.

IV.	BASIS OF OUR ADVICE

In formulating our advice to the Independent Board Committee and Independent Shareholders, we have relied solely on the statements, information, opinions, beliefs and representations for matters relating to the Group and the subsidiaries and/or associate of Ping An as the parties of the Agreements (the “CCTs Counterparties”) and their respective shareholders and management contained in the Circular and the information and representations provided to us by the Group and/or its senior management (the “Management”) and/or the Directors. We have assumed that all such statements, information, opinions, beliefs and representations contained or referred to in the Circular (including this letter) or otherwise provided or made or given by the Group and/or the Management and/or the Directors and for which it is/they are solely responsible were true and accurate, and valid and complete in all material respects at the time they were made and given and continue to be true and accurate, and valid and complete in all material respects as at the date of the Circular. We have assumed that all the opinions, beliefs and representations for matters relating to the Group, and the CCTs Counterparties made or provided by the Management and/or the Directors contained in the Circular have been reasonably made after due and careful enquiry. The Company and/or the Management and/or the Directors confirmed that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have been provided with sufficient information and documents to enable us to reach an informed view and the Management has assured us no material information has been withheld from us to allow us to reasonably rely on the information provided so as to provide a reasonable basis for our advice. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions, beliefs and representations provided to us by the Group and/or the Management and/or the Directors and their respective advisers or to believe that material information has been withheld or omitted from the information provided to us or referred to in the aforesaid documents. We have not, however, carried out any independent verification of the information provided, nor have we conducted any independent investigation into the business and affairs of the Company, the CCTs Counterparties and their respective shareholder(s) and subsidiaries or affiliates, and their respective histories, experience and track records, or the prospects of the markets in which they respectively operate.

LETTER FROM RED SUN CAPITAL LIMITED

This letter is issued for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Agreements and the transactions contemplated thereunder, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

V.	BACKGROUND INFORMATION OF THE CONTINUING CONNECTED TRANSACTIONS

In arriving at our opinion and recommendation on the Agreements and the transactions contemplated thereunder, we have taken the following principal factors and reasons into consideration:

1.	Information of the Group

As set out in the Letter from the Board, the Group is a technology-as-a-service provider for the financial services industry in China with an expanding international presence. The Group provides integrated solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. The Group also provides digital infrastructure for financial institutions through the Gamma Platform, which consolidates an array of solutions that can be applied across a wide range of financial services industries. The Group’s solutions and platform help financial institutions expedite their digital transformation and ensure their sustainability.

Set out below is a summary of the Group’s operating results by activities, as extracted from the published annual report of the Company for the year ended December 31, 2023 (the “2023 Annual Report”) and the published interim report of the Company for the six months ended June 30, 2024 (the “2024 Interim Report”).

Summary of the Group’s consolidated financial performance:

	For the year ended December 31,		For the six months ended June 30,
	2022	2023	2023	2024
	RMB’000	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(unaudited)	(unaudited)
Revenue	4,464,002	3,667,508	1,899,346	1,460,064
– Technology solutions	4,357,462	3,521,591	1,832,985	1,415,769
– Virtual bank business
(discontinued during the six months ended June 30, 2024)	106,540	145,917	66,361	44,295
Gross profit	1,635,016	1,349,405	696,233	531,673
Profit/(Loss) for the year/period attributable to:	(928,026)	(371,476)	(198,523)	128,041
– shareholders of the Company	(872,274)	(362,715)	(190,465)	139,014
– non-controlling interest	(55,752)	(8,761)	(8,058)	(10,973)

LETTER FROM RED SUN CAPITAL LIMITED

For the year ended December 31, 2022 and 2023

The revenue of the Group decreased by approximately RMB796.5 million or 17.8% from approximately RMB4,464.0 million for the year ended December 31, 2022 to approximately RMB3,667.5 million for the year ended December 31, 2023.

As set out in the 2023 Annual Report, revenue of the Group from technology solutions segment decreased by approximately 19.2% to approximately RMB3,521.6 million for the year ended December 31, 2023 from approximately RMB4,357.5 million for the year ended December 31, 2022, primarily due to (i) the decrease in revenue generated from business origination services by approximately 65.6% to approximately RMB132.1 million for the year ended December 31, 2023, primarily attributable to declined transaction volumes and our proactive actions of phasing out of lower value products in the digital banking segment; and (ii) the decrease in revenue generated from operation support services by approximately 24.5% to approximately RMB861.1 million for the year ended December 31, 2023, primarily attributable to the reduced demand from insurance and banking customers.

For the virtual bank business segment, the interest and commission revenue increased to approximately RMB145.9 million for the year ended December 31, 2023 from approximately RMB106.5 million for the year ended December 31, 2022, primarily attributable to the increased customer demand for loans and advances.

Operating loss of the Group decreased by approximately 62.5% to approximately RMB368.2 million for the year ended December 31, 2023 from approximately RMB981.6 million for the year ended December 31, 2022, mainly attributable to (i) the decrease in research and development costs by approximately 32.6% to approximately RMB955.2 million for the year ended December 31, 2023 from approximately RMB1,417.7 million for the year ended December 31, 2022, primarily due to the decreased labor cost and the initiative to invest in research and development at a reasonable pace and selectively invest in profitable projects; (ii) the decrease in general and administrative expenses decreased by approximately 38.8% to approximately RMB505.0 million for the year ended December 31, 2023 from approximately RMB824.7 million for the year ended December 31, 2022, primarily due to on-going cost optimization efforts; and partially offset by (iii) the decrease in gross profit of the Group from approximately RMB1,635.0 million for the year ended December 31, 2023 to approximately RMB1,349.9 million for the year ended December 31, 2022, due to the decrease in revenue as discussed above.

As a result, the net loss of the Company attributable to the Shareholders decreased by approximately RMB509.6 million or 58.4% from approximately RMB872.3 million for the year ended December, 31 2022 to approximately RMB362.7 million for the year ended December, 31 2023.

LETTER FROM RED SUN CAPITAL LIMITED

For the six months ended June 30, 2023 and 2024

The revenue of the Group decreased by approximately RMB439.2 million or 23.1% from approximately RMB1,899.3 million for the six months ended June 30, 2023 to approximately RMB1,460.1 million for the six months ended June 30, 2024.

As set out in the 2024 Interim Report, the decrease in revenue of the Group from technology solutions segment was primarily due to (i) the decrease in revenue generated from operation support services by approximately 43.7% to approximately RMB265.4 million for the six months ended June 30, 2024, primarily attributable to a shift in business model for a number of auto ecosystem service providers where the Group transitioned from acting as a contractor to a distributor; and (ii) the decrease in revenue from generated from implementation by approximately 26.4% to approximately RMB326.1 million for the six months ended June 30, 2024, primarily attributable to a decline in demand for implementation of financial services systems domestically.

For the virtual bank business segment, the disposal of which was completed on April 2, 2024 (the “Disposal”), the interest and commission revenue decreased to approximately RMB44.3 million for the six months ended June 30, 2024 from approximately RMB66.4 million for the six months ended June 30, 2023.

Operating loss of the Group decreased by approximately 19.1% to approximately RMB156.1 million for the six months ended June 30, 2024 from approximately RMB192.9 million for the year ended June 30, 2023, mainly attributable to (i) the decrease in research and development costs by approximately 24.3% to approximately RMB399.6 million for the six months ended June 30, 2024 from approximately RMB528.0 million for the six months ended June 30, 2023, primarily due to a decrease in personnel costs and the ROI-oriented approach the Group is taking to manage research and development projects; and partially offset by (ii) the decrease in gross profit of the Group from approximately RMB696.2 million for the six months ended June 30, 2024 to approximately RMB531.7 million for the six months ended June 30, 2023, due to the decrease in revenue as discussed above.

The Disposal was completed in April 2, 2024 with a view to focus more on core business of providing technology solutions and digital infrastructure to financial institutions and enterprises of the Group, and an one-time gain of approximately RMB260.1 million was recorded during the six months ended June 30, 2024 in this regard. Please refer to the announcement of the Company dated November 14, 2023, January 16, April 2 and April 17, 2024, and the circular of the Company dated December 5, 2023 for more details.

As a result, the Group generated net profit attributable to the Shareholders of approximately RMB139.0 million, as compared to the net loss of the Company attributable to the Shareholders of approximately RMB190.5 million for the six months ended June 30, 2023.

LETTER FROM RED SUN CAPITAL LIMITED

Summary of the Group’s consolidated financial position:

	As at December 31,		As at June 30,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
	(audited)	(audited)	(unaudited)
Total assets	8,882,382	8,068,358	5,695,046
Total liabilities	5,604,327	5,120,566	2,581,375
Total equity attributable to:	3,278,055	2,947,792	3,113,671
– shareholders of the Company	3,292,707	2,966,771	3,143,623
– non-controlling interests	(14,652)	(18,979)	(29,952)

As at December 31, 2022 and 2023

The Group’s total assets decreased from approximately RMB8,882.4 million as at December 31, 2022 to approximately RMB8,068.4 million as at December 31, 2023, which was mainly attributable to (i) the decrease in cash and bank balances of approximately RMB528.3 million; (ii) the decrease in current financial assets measured at fair value through other comprehensive income of approximately RMB380.0 million; (iii) the decrease in trade receivables of approximately RMB230.3 million; (iv) the absence of investments accounted for using the equity method of approximately RMB199.2 million as at December 31, 2022; (v) the decrease in current prepayments and other receivables of approximately RMB172.9 million; and partially offset by (vi) the increase in non-current financial assets measured at fair value through other comprehensive income of approximately RMB551.6 million; (vii) the increase in financial assets at fair value through profit or loss of approximately RMB234.6 million; and (viii) the increase in restricted cash and time deposits over three months of approximately RMB103.8 million.

It was also noted that the Group’s total liabilities decreased from approximately RMB5,604.3 million as at December 31, 2022 to approximately RMB5,120.6 million as at December 31, 2023, which was mainly attributable to (i) the decrease in current trade and other payables of approximately RMB550.0 million; (ii) the decrease in non-current trade and other payables of approximately RMB104.6 million; and partially offset by (iii) the increase in customer deposits of approximately RMB332.0 million.

As a result of the above, the total equity of the Group attributable to the Shareholders decreased from approximately RMB3,292.7 million as at December 31, 2022 to approximately RMB2,966.8 million as at December 31, 2023.

LETTER FROM RED SUN CAPITAL LIMITED

As at December 31, 2023 and June 30, 2024

The Group’s total assets decreased from approximately RMB8,068.4 million as at December 31, 2023 to approximately RMB5,695.0 million as at June 30, 2024, which was mainly attributable to (i) the decrease in non-current financial assets measured at fair value through other comprehensive income of approximately RMB1,369.5 million; (ii) the decrease in current financial assets measured at fair value through other comprehensive income of approximately RMB853.5 million; (iii) the decrease in financial assets at fair value through profit or loss of approximately RMB284.8 million; (iv) the decrease in intangible assets of approximately RMB130.9 million; and partially offset by (v) the increase in trade receivables of approximately RMB219.6 million.

It was also noted that the Group’s total liabilities decreased from approximately RMB5,120.6 million as at December 31, 2023 to approximately RMB2,581.4 million as at June 30, 2024, which was mainly attributable to (i) the absence of customer deposits of approximately RMB2,261.2 million as at December 31, 2023; (ii) the decrease in payroll and welfare payables of approximately RMB118.0 million; and (iii) the decrease in short-term borrowings of approximately RMB108.9 million.

As a result of the above, the total equity of the Group attributable to the Shareholders decreased from approximately RMB2,966.8 million as at December 31, 2023 to approximately RMB3,143.6 million as at June 30, 2024.

2.	Information of the CCTs Counterparties

Please refer to the section headed “V. General Information” in the Letter from the Board for the details of the parties to the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement, which are associates of Ping An.

As disclosed in the Letter from the Board, to the best knowledge of the Directors having made reasonable enquiries, as at the Latest Practicable Date, all the parties to the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement are listed companies or have Ping An as their ultimate beneficial owner. Ping An is an insurance and financial services group in the PRC with the ability to provide multiple insurance and financial services and products to corporate and retail customers.

LETTER FROM RED SUN CAPITAL LIMITED

3.	Overview of the PRC economy and industry landscape

Based on the data published by the National Bureau of Statistics of China in January 20241 and July 20242, the gross domestic product of the PRC for the year ended December 31, 2023 recorded a growth of approximately 5.2% compared to the corresponding prior year, while the gross domestic product of the PRC for the six months ended June 30, 2024 recorded a growth of approximately 5.0% compared to the corresponding prior year.

During the Science and Technology Work Conference held by the People’s Bank of China (the “PBOC”) in May 20243, the PRC government put forward tasks such as accelerating the planning and construction of digital central banks, continuously enhancing network and data security capabilities, and deepening the application of financial technology and digital transformation. In addition, the National Administration of Financial Regulation, in May 2024, issued guidelines for banks and insurance institutions on implementing the “Five Priorities” of technology finance, green finance, inclusive finance, pension finance and digital finance, and stipulated guidelines for banks and insurance institutions to drive digital transformation, enhance their digital operational and service capabilities, strengthen business management, improve service quality, and reduce service costs4. Moreover, the PRC government released the Plan for the Overall Layout of Building a Digital China (《數字中國建設整體佈局規劃》) (the “Digital Development Plan”) in February 20235, stating the importance of building a digital China for the advancement of Chinese modernization in the digital era, and providing solid support for the development of new advantages in the country’s competitiveness, for example, support for the in-depth integration of digital technology and the real economy and the application of digital technology in multiple sectors, including finance sector.

VI.	PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Reasons for and benefits of the Continuing Connected Transactions

In respect of the 2024 Provision of Products and Services Agreement, with reference to the Letter from the Board, the Directors consider that the provision of products and services to the subsidiaries and associates of Ping An would benefit the Company, given that (i) in light of the leading position that Ping An enjoys in the PRC financial services industry, it is natural and in the best interests of the Company to cooperate with Ping An Group and serve it as a client that is of strategic importance to the Group; and (ii) as both parties enjoy respective advantages in different business fields, the collaboration may bring synergy into full play and share development achievements.

[1]	www.stats.gov.cn/sj/zxfb/202401/t20240118_1946691.html

[2]	www.stats.gov.cn/sj/zxfb/202407/t20240716_1955649.html

[3]	www.pbc.gov.cn/goutongjiaoliu/113456/113469/5355827/index.html

[4]	www.gov.cn/zhengce/zhengceku/202405/content_6950223.htm

[5]	www.gov.cn/zhengce/2023-02/27/content_5743484.htm

LETTER FROM RED SUN CAPITAL LIMITED

In respect of the 2024 Services and Products Purchasing Agreement, with reference to the Letter from the Board, the Group has been purchasing a variety of services and products from the subsidiaries and associates of Ping An to satisfy the Group’s business and operational needs. Owing to the strategic business relationship, subsidiaries and associates of Ping An has acquired a comprehensive understanding of the Group’s business and operational requirements and established a great foundation for mutual trust. Taking into consideration the Group’s previous purchasing experience with subsidiaries and associates of Ping An, the Company believes that subsidiaries and associates of Ping An are capable of fulfilling the Group’s demands efficiently and reliably with a stable and high quality supply of services and products, and entering into the Services and Products Purchasing Agreement would minimise disruption to the Group’s operation and internal procedures. In addition, it would be more cost-effective for the Group to leverage the mature infrastructure and resources already built by subsidiaries and associates of Ping An, instead of developing the same in-house.

In respect of the 2024 Financial Services Purchasing Agreement, with reference to the Letter from the Board, purchasing financial services from the subsidiaries of Ping An Group allows the Group to leverage Ping An Group’s core business strengths, which include its reputable and long-established banking business in the PRC. Furthermore, as the Ping An Group have been providing various financial services to the Group, it has developed a deep understanding of the Group’s capital structure, business operations, funding needs and cash flow patterns, which facilitates the provision of expedient and efficient services. Therefore, the Ping An Group is well-positioned in providing the Company with customised financial services. The Group and its overseas intermediate holding companies adopt USD as our functional currency. Their foreign exchange risk mainly arises from cash and cash equivalents denominated in RMB and intercompany loans provided within the Group. To meet the demands of fund management and market risk management, the Group will purchase foreign exchange and interest rate derivative products from subsidiaries and associates of Ping An, so that hedge against a portion of the foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts.

In respect of the 2024 Property Leasing Agreement, with reference to the Letter from the Board, the Group has historically leased certain properties from Ping An Group for use as offices. Compared with Independent Third Parties, Ping An Group has a better understanding of the Group’s property requirements in relation to office premises, and leasing properties from Ping An Group also helps to enhance the convenience of the Group’s business cooperation with Ping An Group. In addition, relocation of offices to other premises by the Group will cause unnecessary disruptions to the normal business operation of the Group and incur unnecessary costs. The Group is of the view that the terms of the property leasing agreement are consistent with normal commercial terms which can safeguard the long-term property rights of the Group, therefore enabling the Group to achieve long-term development and continuity of business operations.

LETTER FROM RED SUN CAPITAL LIMITED

2.	Principal terms of the Agreements

2.1	2024 Provision of Products and Services Agreement

Set out below is a summary of the principal terms of the 2024 Provision of Products and Services Agreement. For further details, please refer to the Letter from the Board.

Matters:	The Company entered into the 2024 Provision of Products and Services Agreement with certain subsidiaries and associates of Ping An on November 4, 2024, pursuant to which the Group will provide the following products and services to such subsidiaries and associates of Ping An:

•	in terms of banking solutions, including but not limited to the provision of product design, risk control, operation-related technical services and marketing services; and/or

•	in terms of non-banking solutions, including but not limited to the provision of insurance related technical services such as loss assessments, operation management, anti-fraud solutions, data reporting and governance, and the provision of non-insurance related technical services such as product design, marketing management, risk control and operation management.

Proposed annual caps:	In relation to the 2024 Provision of Products and Services Agreement, the transaction amounts to be paid by such subsidiaries and associates of Ping An to the Group for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
Transaction amount to be paid by the subsidiaries and associates of Ping An to the Group	2,223.3	2,304.4	2,343.3

Set out below is a summary of the pricing policy of the 2024 Provision of Products and Services Agreement. For further details, please refer to the Letter from the Board.

•	For various types of services to be provided under the 2024 Provision of Products and Services Agreement, the service fee to be charged to the Recipients of the Products and Services at an agreed rate and/or the one-off installation or purchase fee based on the nature of the services may be determined on a cost-plus basis with gross profit margin ranging from approximately 16% to 55% depending on the content of the services, taking into consideration various commercial factors, such as service usage volume, transaction amount, asset size of the service, and shall be substantially consistent with the prices of the similar and comparable services provided by the Group to Independent Third Parties;

LETTER FROM RED SUN CAPITAL LIMITED

•	For the products to be provided under the 2024 Provision of Products and Services Agreement, the product prices shall not be lower than the prices at which sales are made by the Group to Independent Third Parties under similar terms and taking into account the purchase volume, with an expected gross profit margin ranging from approximately 16% to 55%; and

•	For the services and products provided under the 2024 Provision of Products and Services Agreement, the price shall be determined on the basis of arm’s length negotiations and in line with market rates with reference to historical prices applicable to the products and services to ensure that the terms of providing products and services by the Group to the subsidiaries and associates of Ping An are fair and reasonable. In particular, for our standardised products and services, the service fees charged by us will be based on the transaction volume generated using our solutions or other criteria linked to the usage of our solutions by the subsidiaries and associates of Ping An, and with reference to market rates applicable to such services and products. As for our custom software development or implementation services, our service fees will be determined mainly by taking into account labor costs of our technical staff associated with the project, which shall be in line with market practice.

As mentioned above, for the 2024 Provision of Products and Services Agreement, the pricing policies of each kind of products and services are determined after taking into account a variety of factors such as costs, profit margin, purchase volume, applicable historical prices and the prevailing market conditions, and the Company will review, adjust and approve such pricing policies regularly on an annual basis when it deems necessary.

LETTER FROM RED SUN CAPITAL LIMITED

2.2	2024 Services and Products Purchasing Agreement

Set out below is a summary of the principal terms of the 2024 Services and Products Purchasing Agreement. For further details, please refer to the Letter from the Board.

Matters:	The Company entered into the 2024 Services and Products Purchasing Agreement with certain subsidiaries and associates of Ping An on November 4, 2024, pursuant to which such subsidiaries and associates of Ping An will provide the following services and products to the Group:

1.	technology-based products and services, including but not limited to technology development system, information technology, core modules, information security processing services and related software and hardware facilities;

2.	service solution module outsourcing services;

3.	operation management products and services;

4.	healthcare-related products and services;

5.	insurance products and services;

6.	rewards program products; and/or

7.	other services and products.

Proposed annual caps:	In relation to the 2024 Services and Products Purchasing Agreement, the transaction amounts to be paid by the Group to the subsidiaries and associates of Ping An for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
Transaction amount to be paid by the Group to subsidiaries and associates of Ping An	1,214.1	1,229.2	1,244.2

Set out below is a summary of the pricing policy of the 2024 Services and Products Purchasing Agreement. For further details, please refer to the Letter from the Board.

LETTER FROM RED SUN CAPITAL LIMITED

For various types of services and/or products to be provided under the 2024 Services and Products Purchasing Agreement, the price of the services and products shall be determined in a fair and reasonable manner as follows:

•	if internal tendering and bidding process is required, the Group shall determine the price of the services or products in accordance with the Group’s internal rules and procedures on tendering and bidding, comparing the service price charged by at least two Independent Third Parties for the provision of similar services or products, and taking into account its own business needs and the qualifications of the bidder; or

•	if no internal tendering and bidding process is required, it shall be determined through negotiations taking into account various commercial factors such as nature, usage and transaction term of the services or products, transaction amount and scale of funds associated with the procurement of such services or products, as well as the comparable market rates, if any, and shall be substantially in line with prices offered by the subsidiaries and associates of Ping An to their respective Independent Third Parties for similar services or products, which are provided by such subsidiaries of Ping An to the Group or obtained and compared by the Group from public market.

For the services and products provided under the 2024 Services and Products Purchasing Agreement, the price shall be determined on the basis of arm’s length negotiations and in line with market rates with reference to historical prices applicable to the products and services to ensure that the terms of providing products and services by the subsidiaries and associates of Ping An to the Group are fair and reasonable and no less favourable than terms provided by the independent third parties service provider (if applicable).

As mentioned above, for the 2024 Services and Products Purchasing Agreement, when determining whether to accept the terms as offered by the Service and Product Providers, the Group will make reference to the followings: for services and products required bidding process, the price will be determined through public bidding procedures according to the internal rules and procedures of the Group; for services and products without bidding process, the demand initiation department will conduct market inquiry in advance, form a connected transaction pricing evaluation form after price fairness analysis, submit it to the finance department for evaluation of the fairness of pricing (independent opinions from external agency may be sought if necessary), and submit for the approval from corresponding management based on the caps numbers. If the Group, after taking into consideration all the above-mentioned factors and going through internal procedures, considers that the price quoted offered by the Service and Product Provider(s) is less favorable to the Company than terms available from Independent Third Parties (if applicable), it will not purchase such services and products from the Services and Products Provider(s).

LETTER FROM RED SUN CAPITAL LIMITED

2.3	2024 Financial Services Purchasing Agreement

Set out below is a summary of the principal terms of the 2024 Financial Services Purchasing Agreement. For further details, please refer to the Letter from the Board.

Matters:	The Company and certain subsidiaries of Ping An entered into the 2024 Financial Services Purchasing Agreement dated November 4, 2024, pursuant to which such subsidiaries of Ping An will provide the Group with financial services, including deposit services, wealth management services and/or derivatives services. In respect of the deposit services, the Group considers placing cash deposits (including cash generated from ordinary business operations and proceeds from financing activities) into the Group’s bank accounts maintained with subsidiaries of Ping An, in which case subsidiaries of Ping An by then intend to pay interest on the deposits to the Group. In respect of wealth management services, the Group will consider purchasing wealth management products and services from subsidiaries of Ping An in exchange for investment returns. In respect of derivative services, the Group will consider the purchase of foreign exchange and interest rate derivative products from subsidiaries of Ping An.

Proposed annual caps:	In relation to the 2024 Financial Services Purchasing Agreement, the transaction amounts to be paid by the Group to the subsidiaries and associates of Ping An for the three years ending December 31, 2027 shall not exceed the proposed annual caps as set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
Deposit Service
Maximum daily balance of deposits to be placed by the Group with the subsidiaries of Ping An	1,890.9	1,836.1	2,028.6
Interest income to be received by the Group from the subsidiaries of Ping An	79.2	76.4	86.0
Wealth Management Services
Maximum daily balance of wealth management products purchased by the Group from the subsidiaries of Ping An	1,680.8	1,632.1	1,803.2
Investment income to be received by the Group from the subsidiaries of Ping An	84.0	81.6	90.2

LETTER FROM RED SUN CAPITAL LIMITED

	Proposed annual caps for the year ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Group with the subsidiaries of Ping An	1,000.0	1,000.0	1,000.0

Set out below is a summary of the pricing policy of the 2024 Financial Services Purchasing Agreement. For further details, please refer to the Letter from the Board.

In relation to the Deposit services, the interest rates for such deposits (i) shall not be lower than: (a) the benchmark interest rate for deposits of a similar type for the same period published by the PBOC; (b) the interest rates obtained by the Group from at least two Independent Third Parties for deposits of a similar type for the same period; or (c) the interest rates to be obtained by the Group from independent commercial banks for deposits of a similar type for the same period, and (ii) will consistent with those offered to other depositors of subsidiaries of Ping An, including Independent Third Parties of subsidiaries of Ping An.

In relation to the Wealth management services, the method for obtaining and calculating the investment returns on wealth management products and services to be sold by subsidiaries of Ping An to the Group will: (a) not be less favorable than the benchmark rates for comparable wealth management products and services published from time to time by the PBOC or the National Financial Regulatory Administration (wherever applicable), (b) not be less favorable than the average investment return rates offered by at least two independent commercial banks or financial institutions for comparable wealth management products and services obtained by the Group (wherever applicable); or (c) be consistent with those offered to other purchasers of subsidiaries of Ping An, including Independent Third Parties of subsidiaries of Ping An.

In relation to the Derivative products services, the terms of derivative products to be sold by subsidiaries of Ping An to the Group are unified contract template, which will be substantially consistent with those offered to other purchasers, including Independent Third Parties of subsidiaries of Ping An. The Group will also compare these terms with market price as quoted by independent external financial information service provider, to ensure the terms provided by subsidiaries of Ping An are fair and reasonable.

In respect of the 2024 Financial Services Purchasing Agreement, if the Group, after considering all the above factors and through internal procedures, determines that the interest rates/investment returns/quotations provided by the Financial Services Providers are less favorable than those offered by Independent Third Parties, the Group will not purchase such financial services from subsidiaries of Ping An.

LETTER FROM RED SUN CAPITAL LIMITED

2.4	2024 Property Leasing Agreement

Set out below is a summary of the principal terms of the 2024 Property Leasing Agreement. For further details, please refer to the Letter from the Board.

Matters:	The Company entered into a property leasing agreement with certain subsidiaries of Ping An on November 4, 2024, pursuant to which such subsidiaries of Ping An intend to lease out a portion of the properties owned by them to the Group for office use to the Group. The parties thereto will enter into separate agreements setting out the specific terms and conditions (including property rents, property fees, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the property leasing agreement.

Proposed annual caps:	Pursuant to IFRS 16, the properties with a lease term of more than one year will simultaneously be recognised as right-of-use assets and ongoing lease liabilities payable over the lease term.

In respect of the 2024 Property Leasing Agreement, proposed annual caps for the three years ending December 31, 2027 are set out in the table below:

	Proposed annual caps for the year ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
Total value of right-of-use assets relating to the leases	33.0	11.0	62.0
Property fees	3.8	3.8	3.8

Set out below is a summary of the pricing policy of the 2024 Property Leasing Agreement. For further details, please refer to the Letter from the Board.

The rents and property fees under the 2024 Property Leasing Agreement are determined on normal commercial terms after arm’s length negotiations, and the rents and property fees shall be in line with or no higher than the prevailing market rates of properties of comparable locations, floor areas and quality provided by Independent Third Parties to the Group. The Group will make enquiries on and survey the rents and property fees for office leasing space of comparable locations and quality provided by Independent Third Parties to determine the prevailing market rates for comparison and ensure that the rents charges and property fees payable by the Group are on normal commercial terms, and are fair and reasonable and in the interests of the Shareholders.

LETTER FROM RED SUN CAPITAL LIMITED

3.	Our analysis on the principal terms of the Agreements and work performed on the internal control procedures

3.1	2024 Provision of Products and Services Agreement

As advised by the Management, the fees payable to the Group under the 2024 Provision of Products and Services Agreement for products and services to such subsidiaries and associates of Ping An, including, (i) in terms of banking solution, including but not limited to the provision of product design, risk control, operation-related technical services and marketing services; and/or (ii) in terms of non-banking solutions, including but not limited to the provision of insurance related technical services such as loss assessments, operation management, anti-fraud solutions, data reporting and governance, and the provision of non-insurance related technical services such as product design, marketing management, risk control and operation management (the “Provision of Products and Services”).

We have obtained and reviewed information of not less than 12 sample historical transactions, i.e. transacted during the year ended/ending December 31, 2022, 2023 and 2024 under the 2022 Provision of Services and Products Agreement, selected on random basis, and noted that fees payable to the Group of the samples were determined on the basis of arm’s length negotiations between the relevant parties. In particular, for standardised products and services, the service fees charged by the Group were based on the transaction volume generated using the Group’s solutions or other criteria linked to the usage of the Group’s solutions by the subsidiaries and associates of Ping An, and with reference to market rates applicable to such services and products. As for the custom software development or implementation services, the service fees will be determined mainly by taking into account labor costs of the technical staff associated with the project, which shall be in line with market practice. Further, when determining the price for a service or product, to ensure that the terms of supplying services and products to such subsidiaries and associates of Ping An are fair and reasonable, a set of factors was considered, including the comparable historical prices of the relevant services and products offered by the Group, transaction volumes, transaction amounts and scale of services, and purchase volumes. The Group also ensured the prices of services and products offered to such subsidiaries and associates of Ping An was not be lower than those offered by the Group to Independent Third Parties for similar services and products. As the information of sample historical transactions covered different months during the year ended/ending December 31, 2022, 2023 and 2024, and involved both banking solution and non-banking solutions products and services, we considered the above sampled size and basis to be appropriate and representative for the purposes of our analysis.

Based on our work performed as detailed above, including the review of profit margin of transactions contemplated under the 2022 Provision of Services and Products Agreement, terms of the sampled transactions with the subsidiaries and associates of Ping An were no less favourable to the Group than similar transactions with Independent Third Parties, our findings demonstrated that the transactions contemplated under the 2022 Provision of Services and Products Agreement were conducted on normal commercial terms and considered to be fair and reasonable. In addition, based the information obtained and reviewed, profit margin of the sample historical transactions for both banking solution and non-banking solutions products and service under the 2022 Provision of Services and Products Agreement were not less favourable to the profit margin of similar services and products provided by the Group to Independent Third Parties and during the respective period, and consistent with the expected profit margin between 16% and 55% as set out under the pricing policy of the 2024 Provision of Products and Services Agreement. Therefore, it is considered that the estimated profit margin for the transactions contemplated under 2024 Provision of Products and Service Agreements are fair and reasonable, on the normal commercial terms.

LETTER FROM RED SUN CAPITAL LIMITED

In addition, we have also obtained and reviewed the internal control procedures of the Group governing the transactions contemplated under the 2024 Provision of Products and Services Agreement which involve, among others, the review of terms of relevant transactions by the approval personnel from the headquarters of the Group, segregation of duties and regularly monitored by the relevant personnel from various internal departments of the Company (including but not limited to the finance department and legal and compliance department). With a view to ensure that the transactions pursuant to the 2024 Provision of Products and Services Agreement are conducted on normal commercial terms, the relevant personnel and the management of the Group shall review and ensure the transactions contemplated under the 2024 Provision of Products and Services Agreement are conducted in accordance with the terms of the 2024 Provision of Products and Services Agreement. Moreover, based on the information of sample historical transactions during the year ended/ending December 31, 2022, 2023 and 2024 under the 2022 Provision of Services and Products Agreement obtained and reviewed as discussed above, terms of the respective transaction contemplated thereunder were reviewed by management of different departments of the Group, among others, the respective business unit, the finance department and legal and compliance department, and internal audit team, to ensure they were conducted on normal commercial terms In addition, with reference to the annual report of the Company for the year ended December 31, 2022 (the “2022 Annual Report”) and 2023 Annual Report, (i) the independent non-executive Directors confirmed that, among other, the transactions contemplated under the 2022 Provision of Services and Products Agreement were entered into in the ordinary and usual course of business of the Group, conducted on normal commercial terms or better; and carried out according to the relevant agreement governing each of the continuing connected transactions on terms that are fair and reasonable and in the interests of Shareholders and the Company as a whole; and (ii) nothing had come to the auditor’s attention that causes the auditor to believe the relevant transactions have not been approved by the Board, were not in accordance with the pricing policies of the Group in all material respects, the relevant transactions were not entered into in accordance with the relevant agreements governing such transactions in all material respects, and the relevant transactions exceeded the annual caps as set by the Company. Such demonstrated the effective implementation of internal control procedure governed the 2022 Provision of Services and Products Agreement.

LETTER FROM RED SUN CAPITAL LIMITED

3.2	2024 Services and Products Purchasing Agreement

As advised by the Management, the fees payable by the Group under the 2024 Services and Products Purchasing Agreement for services and products to be provided by subsidiaries and associates of Ping An to the Group, including, (i) technology-based products and services, including but not limited to technology development system, information technology, core modules, information security processing services and related software and hardware facilities; (ii) service solution module outsourcing services; (iii) operation management products and services; (iv) healthcare-related products and services; (v) insurance products and services; (vi) rewards program products; and/or (vii) other services and products (the “Services and Products Purchasing”).

We have obtained and reviewed information of not less than five sample historical transactions, i.e. transacted during the year ended/ending December 31, 2022, 2023 and 2024 under the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, selected on random basis, and noted that fees payable by the Group of the samples were determined either (i) through bidding procedures according to the internal rules and procedures of the Company, whereby the Group compared the fees rates offered by Independent Third Parties as well as assessing its business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions; or (ii) if no tendering and bidding process was required under the Company’s internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and was in line with fees offered by the subsidiaries and associates of Ping An to their respective Independent Third Parties for similar services and products. The services and products fees paid by the Group were determined on the basis of arm’s length negotiations between the relevant parties, which was in line with prevailing market rates and with reference to the applicable prices of the services and products to ensure that the terms of purchasing services and products from such subsidiaries and associates of Ping An was fair and reasonable. As the information of sample historical transactions covered different months during the year ended/ending December 31, 2022, 2023 and 2024, and involved major services and products provided under the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement, we considered the above sampled size and basis to be appropriate and representative for the purposes of our analysis.

Based on our work performed as detailed above, including the review of fees payable of transactions contemplated under the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, terms of the sampled transactions with the subsidiaries and associates of Ping An were no less favourable to the Group than similar transactions with Independent Third Parties, our findings demonstrated that the transactions contemplated under the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement were conducted on normal commercial terms and considered to be fair and reasonable.

LETTER FROM RED SUN CAPITAL LIMITED

In addition, we have also obtained and reviewed the internal control procedures of the Group governing the transactions contemplated under the 2024 Services and Products Purchasing Agreement which involve, among others, the review of terms of relevant transactions by the approval personnel from the headquarters of the Group, segregation of duties and regularly monitored by the relevant personnel from various internal departments of the Company (including but not limited to the finance department and legal and compliance department). With a view to ensure that the transactions pursuant to the 2024 Services and Products Purchasing Agreement are conducted on normal commercial terms, the relevant personnel and the management of the Group shall review and ensure the transactions contemplated under the 2024 Services and Products Purchasing Agreement are conducted in accordance with the terms of the 2024 Services and Products Purchasing Agreement. Moreover, based on the information of sample historical transactions during the year ended/ending December 31, 2022, 2023 and 2024 under the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement obtained and reviewed as discussed above, terms of the respective transaction contemplated thereunder were reviewed by management of different departments of the Group, among others, the business unit, the finance and legal and compliance department, and internal audit team, to ensure they were conducted on normal commercial terms. In addition, with reference to the 2022 Annual Report and 2023 Annual Report, (i) the independent non-executive Directors confirmed that, among other, the transactions contemplated under the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement were entered into in the ordinary and usual course of business of the Group, conducted on normal commercial terms or better; and carried out according to the relevant agreement governing each of the continuing connected transactions on terms that are fair and reasonable and in the interests of Shareholders and the Company as a whole; and (ii) nothing had come to the auditor’s attention that causes the auditor to believe the relevant transactions have not been approved by the Board, were not in accordance with the pricing policies of the Group in all material respects, the relevant transactions were not entered into in accordance with the relevant agreements governing such transactions in all material respects, and the relevant transactions exceeded the annual caps as set by the Company. Such demonstrated the effective implementation of internal control procedure governed the 2022 Services and Products Purchasing Agreement and 2023 Insurance Services Purchasing Agreement.

3.3	2024 Financial Services Purchasing Agreement

As advised by the Management, pursuant to the 2024 Financial Services Purchasing Agreement, subsidiaries of Ping An will provide the Group with financial services, including (i) deposit services, for which the Group considers placing cash deposits (including cash generated from ordinary business operations and proceeds from financing activities) into the Group’s bank accounts maintained with subsidiaries of Ping An, in which case subsidiaries of Ping An by then intend to pay interest on the deposits to the Group (the “Deposit Services”); (ii) wealth management services, for which the Group will consider purchasing wealth management products and services from subsidiaries of Ping An in exchange for investment returns (the “Wealth Management Services”); and (iii) derivatives products services, for which the Group will consider the purchase of foreign exchange and interest rate derivative products from subsidiaries of Ping An (the “Derivatives Products Services”, and together with the Deposit Services and Wealth Management Services, the “Financial Services Purchasing”).

LETTER FROM RED SUN CAPITAL LIMITED

We have obtained and reviewed information of not less than 18 sample historical transactions, i.e. transacted during the year ended/ending December 31, 2022, 2023 and 2024, selected on random basis, and we noted that,

(i)	in relation to Deposit Services, the interest rates for the deposits placed by the Group with the subsidiaries of Ping An of the samples were not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which the Group obtained and compared with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to the Group;

(ii)	in relation to the Wealth Management Services, the determination and calculation method of the investment income rates in respect of the wealth management products purchased from the subsidiaries of Ping An of the samples were the same as those offered by the subsidiaries of Ping An to all purchasers of such wealth management products (including their respective Independent Third Party purchasers), which the Group obtained and compared with by conducting public inquiries through the market, and sought offers for comparable wealth management services from independent institutions for comparison, taking into account the Group’s financial policy and needs; and

(iii)	in relation to the Derivatives Products Services, the terms of the derivative products offered by the subsidiaries of Ping An of the Samples were the same as those offered by such subsidiaries of Ping An to all purchasers of such derivative products (including their respective Independent Third Party purchasers), and the Group also conducted comparisons with market data to ensure that the terms offered by the subsidiaries of Ping An are fair and reasonable.

As the information of sample historical transactions covered different months during the year ended/ending December 31, 2022, 2023 and 2024, and involved products and services under the Deposit Services, Wealth Management Services and Derivatives Products Services, we considered the above sampled size and basis to be appropriate and representative for the purposes of our analysis.

Based on our work performed as detailed above, including the review of interest rates/income rates of transactions contemplated under the 2022 Financial Services Agreement, terms of the sampled transactions with the subsidiaries and associates of Ping An were no less favourable to the Group than similar transactions with Independent Third Parties, our findings demonstrated that the transactions contemplated under the 2022 Financial Services Agreement were conducted on normal commercial terms and considered to be fair and reasonable.

LETTER FROM RED SUN CAPITAL LIMITED

In addition, we have also obtained and reviewed the internal procedures of the Group governing the transactions contemplated under the 2024 Financial Services Purchasing Agreement which involve, among others, the review of terms of relevant transactions by the approval personnel from the headquarters of the Group, segregation of duties and regularly monitored by the relevant personnel from various internal departments of the Company (including but not limited to the finance department and legal and compliance department). With a view to ensure that the transactions pursuant to the 2024 Financial Services Purchasing Agreement are conducted on normal commercial terms, the relevant personnel and the management of the Group shall review and ensure the transactions contemplated under the 2024 Financial Services Purchasing Agreement are conducted in accordance with the terms of the 2024 Financial Services Purchasing Agreement. Moreover, based on the information of sample historical transactions during the year ended/ending December 31, 2022, 2023 and 2024 under the 2022 Financial Services Agreement obtained and reviewed as discussed above, terms of the respective transaction contemplated thereunder were reviewed by different departments of the Group, among others, the respective business unit, the finance and legal and compliance department, and internal audit team, to ensure they were conducted on normal commercial terms. In addition, with reference to the 2022 Annual Report and 2023 Annual Report, (i) the independent non-executive Directors confirmed that, among other, the transactions contemplated under the 2022 Financial Services Agreement were entered into in the ordinary and usual course of business of the Group, conducted on normal commercial terms or better; and carried out according to the relevant agreement governing each of the continuing connected transactions on terms that are fair and reasonable and in the interests of Shareholders and the Company as a whole; and (ii) nothing had come to the auditor’s attention that causes the auditor to believe the relevant transactions have not been approved by the Board, were not in accordance with the pricing policies of the Group in all material respects, the relevant transactions were not entered into in accordance with the relevant agreements governing such transactions in all material respects, and the relevant transactions exceeded the annual caps as set by the Company. Such demonstrated the effective implementation of internal control procedure governed the 2022 Financial Services Agreement.

3.4	2024 Property Leasing Agreement

As advised by the Management, pursuant to the 2024 Property Leasing Agreement, subsidiaries of Ping An intend to, among others, lease out a portion of the properties owned by them to the Group for office use (the “Property Leasing”), and provide property management services to the Group (the “Property Management Services”).

We have obtained and reviewed information of not less than five sample historical transactions, i.e. transacted during the year ended/ending December 31, 2023 and 2024, selected on random basis, and noted that the rents payable by the Group during the lease term of the samples were determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents was in line with or no higher than the prevailing market rates of properties of comparable location, floor area and quality made available by Independent Third Parties. The Group made inquiries on and survey the rental prices offered by Independent Third Parties for office leasing spaces of comparable location and quality, in order to determine the prevailing market rates for comparison to ensure that the rental fees payable by the Group are on normal commercial terms and are fair and reasonable and in the interest of the Shareholders. As the information of sample historical transactions covered different months during the year ended/ending December 31, 2022, 2023 and 2024, and involved all lease transactions accounted for as right-of-use assets and Property Management Services, we considered the above sampled size and basis to be appropriate and representative for the purposes of our analysis.

LETTER FROM RED SUN CAPITAL LIMITED

Based on our work performed as detailed above, including the review of rent payable of transactions of Property Leasing contemplated under the 2022 Property Leasing Agreement, terms of the sampled transactions with the subsidiaries and associates of Ping An were no less favourable to the Group than similar transactions with Independent Third Parties, our findings demonstrated that the transactions of Property Leasing contemplated under the 2022 Property Leasing Agreement were conducted on normal commercial terms and considered to be fair and reasonable.

In addition, we have also obtained and reviewed the internal control procedures of the Group governing the transactions contemplated under the 2024 Property Leasing Agreement which involve, among others, the review of terms of relevant transactions by the approval personnel from the headquarters of the Group, segregation of duties and regularly monitored by the relevant personnel from various internal departments of the Company (including but not limited to the finance department and legal and compliance department). With a view to ensure that the transactions pursuant to the 2024 Property Leasing Agreement are conducted on normal commercial terms, the relevant personnel and the management of the Group shall review and ensure the transactions contemplated under the 2024 Property Leasing Agreement are conducted in accordance with the terms of the 2024 Property Leasing Agreement. Moreover, based on the information of sample historical transactions during the year ended/ending December 31, 2022, 2023 and 2024 under the 2022 Property Leasing Agreement obtained and reviewed as discussed above, terms of the respective transaction contemplated thereunder were reviewed by different departments of the Group, among others, the respective business unit, the finance and legal and compliance department, and internal audit team, to ensure they were conducted on normal commercial terms. In addition, with reference to the 2022 Annual Report and 2023 Annual Report, (i) the independent non-executive Directors confirmed that, among other, the transactions contemplated under the 2022 Property Leasing Agreement were entered into in the ordinary and usual course of business of the Group, conducted on normal commercial terms or better; and carried out according to the relevant agreement governing each of the continuing connected transactions on terms that are fair and reasonable and in the interests of Shareholders and the Company as a whole; and (ii) nothing had come to the auditor’s attention that causes the auditor to believe the relevant transactions have not been approved by the Board, were not in accordance with the pricing policies of the Group in all material respects, the relevant transactions were not entered into in accordance with the relevant agreements governing such transactions in all material respects, and the relevant transactions exceeded the annual caps as set by the Company. Such demonstrated the effective implementation of internal control procedure governed the 2022 Property Leasing Agreement.

LETTER FROM RED SUN CAPITAL LIMITED

3.5	Internal control procedures and corporate governance measures

We noted that the Group has adopted the following internal control and corporate governance measures to ensure that the terms of the Group’s transactions with the subsidiaries and associates of Ping An under the Agreements are fair and reasonable and not prejudicial to the interests of the Company and the Independent Shareholders:

(i)	the Company has adopted and implemented a management system on connected transactions. Under such system, the audit committee under the Board is responsible for the review on compliance with relevant laws, regulations, the Company’s policies and the Listing Rules in respect of the continuing connected transactions. In addition, the audit committee under the Board, the Board and various internal departments of the Company (including but not limited to the finance department and legal and compliance department) are jointly responsible for evaluating the terms under framework agreements for the continuing connected transactions, in particular, the fairness of the pricing policies and annual caps under each transaction;

(ii)	the audit committee under the Board, the Board and various internal departments of the Company also regularly monitor the fulfillment status and the transaction updates under the framework agreements. The Board will also monitor the aggregate amount of all the continuing connected transactions between the Group and the subsidiaries and associates of Ping An and control the aggregate amount under the continuing transactions as a percentage of the Company’s total revenue to a relatively stable level. In addition, the management of the Company also regularly reviews the pricing policies of the framework agreements each year;

(iii)	the Company’s independent non-executive Directors will conduct annual review of the continuing connected transactions under the framework agreements in accordance with the Listing Rules to ensure that the transactions are conducted in accordance with the terms of the agreements, on normal commercial terms and aligned with the pricing policy;

(iv)	the auditor of the Company will report on the continuing connected transactions pursuant to Chapter 14A of the Listing Rules and perform the works with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by Hong Kong Institute of Certified Public Accountants; and

(v)	when considering the rents, service fees, and other fees provided by the Group to the connected persons, the Company will continue to regularly research in prevailing market conditions and practices and make reference to the pricing and terms between the Company and at least two Independent Third Parties for similar transactions or the available market prices quoted by the independent external agency (where applicable), to ensure that the pricing and terms offered by the above connected persons, either through bidding procedures or mutual commercial negotiations (as the case may be), are fair, reasonable and are no less favorable than those offered to Independent Third Parties.

LETTER FROM RED SUN CAPITAL LIMITED

3.6	Our findings

Taking into consideration the our work performed as discussed above, in particular, (i) the historical sampled transactions together with the relevant documents reviewed by us; (ii) our analysis and work performed on the pricing policies and internal control procedures in connection with the Continuing Connected Transactions as set out in the Letter from the Board, including the pricing basis of the Provision of Products and Services, the Services and Products Purchasing, the Financial Services Purchasing and the Property Leasing, which were not less favourable to the Group than transactions with Independent Third Parties; and (iii) the Group has the right but not the obligation to provide/purchase the relevant products or services to/from the subsidiaries and associates of Ping An at terms determined in accordance with the respective pricing policies, we considered that the effective implementation of the subject internal control policies would ensure the transactions under the Agreements to be conducted on terms which are fair and reasonable.

4.	Basis and rationale for determining the Proposed Annual Caps in connection with the Agreements

4.1	Proposed annual caps for the 2024 Provision of Products and Services Agreement (the “Provision of Products and Services Annual Caps”)

The annual cap amounts and historical transaction amount under the 2022 Provision of Services and Products Agreement for the years ended December, 31 2022 and 2023, and the year ending December 31, 2024, and the Provision of Products and Services Annual Caps for the years ending December 31, 2025, 2026 and 2027 under the 2024 Provision of Products and Services Agreement are set out below:

	For the year ended/ending December 31,
	2022	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Existing annual cap	3,296.1	3,600.0	3,850.0	N/A	N/A	N/A
Historical transaction amounts	3,047.7	2,394.7	952.7 (up till June 30, 2024) (Annualised amount: 1,905.5) (Note)	N/A	N/A	N/A

LETTER FROM RED SUN CAPITAL LIMITED

	For the year ended/ending December 31,
	2022	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Utilisation rate (%)	92.5	66.5	24.7 (up till June 30, 2024) (Utilisation rate based on annualised amount: 49.5)(Note)	N/A	N/A	N/A
Provision of Products and Services Annual Caps	N/A	N/A	N/A	2,223.3 (the “2025 Provision of Products and Services Annual Cap”)	2,304.4 (the “2026 Provision of Products and Services Annual Cap”)	2,343.3 (the “2027 Provision of Products and Services Annual Cap”)

Note:	Based on the annualised amount calculated using the transaction amount for the six months ended June 30, 2024 is for illustration purposes only and does not represent the actual transaction amount for the year ending December 31, 2024.

With reference to the Letter from the Board, the transaction amount for the year of 2024 did not exceed the annual cap for the year of 2024 as at the Latest Practicable Date.

As set out in the Letter from the Board, the 2025, 2026 and 2027 Provision of Products and Services Annual Caps have been determined primarily by reference to factors, summarised as follows, (i) the historical transaction amounts for the two years ended December 31, 2023 and the six months ended June 30, 2024 under the existing services and products provision arrangements between our Company and the subsidiaries and associates of Ping An during the Track Record Period; (ii) the demand for the Group’s services and products from the subsidiaries and associates of Ping An taking into account their business development and operational needs; and (iii) taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the Group’s business and those of subsidiaries and associates of Ping An during the term of the Provision of Services and Products Agreement. Please refer to the section headed “II. Renewal of the continuing connected transactions – 1. 2024 Provision of Products and Services Agreement” in the Letter from the Board for further details.

LETTER FROM RED SUN CAPITAL LIMITED

In assessing the fairness and reasonableness of the Provision of Products and Services Annual Caps, we have considered various factors and performed the related work including, among others,

(i)	obtained and reviewed a schedule prepared by the Management in relation to Provision of Products and Services for the years ending December 31, 2025, 2026 and 2027 (the “Provision of Products and Services Schedule”);

(ii)	as set out in the Provision of Products and Services Schedule, it is estimated that, for the years ending December 31, 2025, 2026 and 2027, (a) approximately RMB1,048.3 million, RMB1,103.3 million and RMB1,120.7 million of banking solutions related products and solutions, including but not limited to the provision of product design, risk control, operation-related technical services and marketing services; and (b) approximately RMB1,175.0 million, RMB1,201.1 million and RMB1,222.5 million of non-banking solutions related products and services, including but not limited to the provision of insurance related technical services such as loss assessments, operation management, anti-fraud solutions, data reporting and governance, and the provision of non-insurance related technical services such as product design, marketing management, risk control and operation management, will be provided by the Group to subsidiaries and associates of Ping An. As discussed with the Management, we understand that the Provision of Products and Services Schedule was prepared assuming that the stable development of the relevant business of the Group’s will be continued, and that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the businesses of the Group and the subsidiaries and associates of Ping An during the years covered in general. The aforesaid information supports the basis of the 2025, 2026 and 2027 Provision of Products and Services Annual Caps;

(iii)	we have also reviewed the historical transaction amount in the Provision of Products and Services Schedule for the year ended/ending December 31, 2022, 2023 and 2024 (on an annualised basis), which ranged from approximately RMB1,905.5 million (2024, on an annualised basis) to approximately RMB3,047.7 million (2022) (the “Historical Provision of Products and Services Transaction Amounts”). In this connection, we noted that the Provision of Products and Services is market driven, subject to the then market conditions and may therefore fluctuate from year to year. To this end, we have compared the 2025 Provision of Products and Services Annual Cap against the Historical Provision of Products and Services Transaction Amounts and noted that the 2025 Provision of Products and Services Annual Cap is within the range of Historical Provision of Products and Services Transaction Amounts. In addition, we had reviewed the historical transaction amounts under the 2022 Provision of Products and Services Agreement for year ended/ending December 31, 2022, 2023 and 2024 (on an annualised basis) and noted the year-on-year fluctuation, in absolute percentage terms, ranged from approximately 20.4% to 21.4% (the “Historical Provision of Products and Services Fluctuation Rate”).

LETTER FROM RED SUN CAPITAL LIMITED

We considered the growth rate of approximately of 16.7% of the 2025 Provision of Products and Services Annual Cap as compared to the historical transaction amount of the Provision of Products and Services under the 2022 Provision of Services and Products Agreement for the year ending December 31, 2024 (on an annualised basis) to be reasonable as it is within the Historical Provision of Products and Services Fluctuation Rate, and such would allow the Company to cater for growth in potential demand for the Provision of Products and Services, including, among other, (i) digital retail banking by strengthen the cooperation with the bank(s), which is/are the subsidiaries and associates of Ping An, and providing loan and insurance products in relation to automobile through the new auto financing business; (ii) data service platform by providing credit checking data technology related services to the subsidiaries and associates of Ping An as a kind of consumer finance business; (iii) mortgage products and services the new auto financing business as discussed above in terms of banking solutions, and (iv) intelligent property and casualty insurance solution by providing more ancillary services and optimising the business model of certain casualty insurance function in terms of non-banking solutions, all of which accounted for not less than 75% of the 2025 Provision of Products and Services Annual Caps, which enable the Group to take advantage of opportunities of the rapid development of digital economy, financial institutions are increasingly adopting digital transformation as stated in the 2023 Annual Report as well as certain level of unexpected market demand and fluctuation. On this basis and taking into account our work done on the assumption and inputs of the Provision of Products and Services Schedule as discussed above, we consider the basis of the 2025 Provision of Products and Services Annual Caps to be reasonable;

(iv)	for 2026 and 2027 Provision of Products and Services Annual Caps, we noted that it representing a year-on-year increase of approximately 3.6% and 1.7% respectively, and it is considered to be reasonable as it is within the range of Historical Provision of Products and Services Fluctuation Rate;

(v)	the non-exclusiveness of the Provision of Products and Services: The Provision of Products and Services will be conducted by the Group on a voluntary and non-exclusive basis. There is no restriction under the 2024 Provision of Products and Services Agreement for the Group to provide services and products to Independent Third Party customers and the Group may make its selection at its sole discretion based on the relevant conditions and qualities provided to the third-party customers;

(vi)	the Provision of Products and Services is a furtherance of the Group’s principal activities, which the Group as well as the subsidiaries and associates of Ping An has a better understanding of the relevant requirements of each other when compared with Independent Third Parties, shall contribute the broadening of the Group’s business, and that the 2025, 2026 and 2027 Provision of Products and Services Annual Caps will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary switching costs, shall facilitate the relevant continuing connected transactions between the Group and subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis; and

LETTER FROM RED SUN CAPITAL LIMITED

(vii)	the Provision of Products and Services under the 2024 Provision of Products and Services Agreement shall subject to the relevant pricing policies and internal control procedures as set out under section headed “3.5 Internal control procedures and corporate governance measures” in this letter above.

Based on the above factors and analysis, we considered the basis for determining the Provision of Products and Services Annual Caps to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

4.2	Proposed annual caps for the 2024 Services and Products Purchasing Agreement (the “Services and Products Purchasing Annual Caps”)

The annual cap amounts and historical transaction amount under the 2022 Services and Products Purchasing Agreement for the years ended December, 31 2022 and 2023, and the year ending December 31, 2024, and the Services and Products Purchasing Annual Caps for the years ending December 31, 2025, 2026 and 2027 under the 2024 Services and Products Purchasing Agreement are set out below:

	For the year ended/ending December 31,
	2022	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Existing annual cap	2,037.2	2,212.1	2,400.3	N/A	N/A	N/A
Historical transaction amounts	1,753.6	1,428.2	710.0 (up till June 30, 2024) (Annualised amount: 1,420.0) (Note)	N/A	N/A	N/A

LETTER FROM RED SUN CAPITAL LIMITED

	For the year ended/ending December 31,
	2022	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Utilisation rate (%)	86.1	64.6	29.6 (up till June 30, 2024) (Utilisation rate based on annualised amount: 59.2)(Note)	N/A	N/A	N/A
Services and Products Purchasing Annual Caps	N/A	N/A	N/A	1,214.1 (the “2025 Services and Products Purchasing Annual Cap”)	1,229.2 (the “2026 Services and Products Purchasing Annual Cap”)	1,244.2 (the “2027 Services and Products Purchasing Annual Cap”)

Notes:

1.	Based on the annualised amount calculated using the transaction amount for the six months ended June 30, 2024 is for illustration purposes only and does not represent the actual transaction amount for the year ending December 31, 2024.

2.	The historical amounts above include historical amounts corresponding to transactions under the 2023 Insurance Services Purchasing Agreement and its Supplemental Agreement, and include the historical amounts of property fees for the purchasing of the property management services which will be reclassified under the 2024 Property Leasing Agreement.

With reference to the Letter from the Board, the transaction amount for the year of 2024 did not exceed the annual cap for the year of 2024 as at the Latest Practicable Date.

As set out in the Letter from the Board, the 2025, 2026 and 2027 Services and Products Purchasing Annual Caps have been determined primarily by reference to factors, summarised as follows, (i) the historical transaction amounts and the growth trend for the years ended December 31, 2022, 2023 and 2024 under the existing services and products provision arrangements between the Company and the subsidiaries and associates of Ping An; (ii) the expected growth in our operational scale in the three years ending December 31, 2027 and the Group’s needs for services such as technology and operational support services to be provided by the subsidiaries and associates of Ping An in supporting the continual development of the Group’s product and service offerings; and (iii) the expected increase of service and product fees to be charged by the subsidiaries and/or associates of Ping An. Please refer to the section headed “II. Renewal of the continuing connected transactions – 2. 2024 Services and Products Purchasing Agreement” in the Letter from the Board for further details.

LETTER FROM RED SUN CAPITAL LIMITED

In assessing the fairness and reasonableness of the Services and Products Purchasing Annual Caps, we have considered various factors and performed the related work including, among others,

(i)	obtained and reviewed a schedule prepared by the Management in relation to Services and Products Purchasing for the years ending December 31, 2025, 2026 and 2027 (the “Services and Products Purchasing Schedule”);

(ii)	as set out in the Services and Products Purchasing Schedule, it is estimated that, for the years ending December 31, 2025, 2026 and 2027, (a) approximately RMB1,145.2 million, RMB1,157.5 million and RMB1,168.8 million of technology services and products, such as technology development system, information technology, core modules, information security processing services and related software and hardware facilities; (b) approximately RMB38.5 million, RMB39.4 million and RMB41.0 million of service solution module outsourcing services; and (c) approximately RMB30.5 million, RMB32.3 million and RMB34.4 million of operation management services and products, healthcare-related products and services, rewards program products, insurance products and/or other services and products will be purchased from subsidiaries and associates of Ping An, respectively. As discussed with the Management, we understand that the Services and Products Purchasing Schedule was prepared assuming that the stable development of the relevant business of the Group’s will be continued, and that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect the businesses of the Group and the subsidiaries and associates of Ping An during the years covered in general. The aforesaid information supports the basis of the 2025, 2026 and 2027 Services and Products Purchasing Annual Caps;

(iii)	we have also reviewed the historical transaction amount in the Services and Products Purchasing Schedule for the year ended/ending December 31, 2022, 2023 and 2024 (on an annualised basis), which ranged from approximately RMB1,420.0 million (2024, on an annualised basis) to approximately RMB1,753.6 million (2022) (the “Historical Services and Products Purchasing Transaction Amounts”). In this connection, we noted that the Services and Products Purchasing is market driven, subject to the then market conditions and may therefore fluctuate from year to year. To this end, we have compared the 2025 Services and Products Purchasing Annual Caps against the Historical Services and Products Purchasing Transaction Amounts and noted that the 2025 Services and Products Purchasing Annual Cap is approximately 14.5% below the lower end of Historical Services and Products Purchasing Transaction Amounts, given that, based on the Services and Products Purchasing Schedule obtained from the Management and reviewed by us as well as the discussion with the Management, we noted that there is an estimated decrease in the technology services and products to be provided by the subsidiaries and associates of Ping An with a view to optimising products and services portfolio of the Group by phasing out those products and services with relative low profit margin or growth potential with reference to the recent and projected demand for the relevant services and products, which accounted for not less than 90% of the 2025 Services and Products Purchasing Annual Cap. On this basis, and taking into account our work done on the assumption and inputs of the Services and Products Purchasing Schedule as discussed above, we consider the basis of the 2025 Services and Products Purchasing Annual Cap to be reasonable;

LETTER FROM RED SUN CAPITAL LIMITED

(iv)	for 2026 and 2027 Services and Products Purchasing Annual Caps, we had reviewed historical transaction amounts under the 2022 Services and Products Purchasing Agreement for year ended/ending December 31, 2022, 2023 and 2024 (on an annualised basis) and noted the year-on-year fluctuation, in absolute percentage terms, ranged from approximately 0.6% to 18.6% (the “Historical Services and Products Purchasing Annual Caps Fluctuation Rate”), and therefore, it is considered that the 2026 and 2027 Services and Products Purchasing Annual Caps, representing a year-on-year increase of approximately 1.2% and 1.2% respectively, and in line with the Historical Services and Products Purchasing Annual Caps Fluctuation Rate, to be reasonable;

(v)	the non-exclusiveness of the Services and Products Purchasing: The Services and Products Purchasing will be conducted by the Group on a voluntary and non-exclusive basis. There is no restriction under the 2024 Services and Products Purchasing Agreement for the Group to obtain services and products from Independent Third Party suppliers and the Group may make its selection at its sole discretion based on the relevant conditions and qualities provided from the third-party suppliers;

(vi)	the Services and Products Purchasing is a furtherance of the Group’s principal activities, which the Group as well as subsidiaries and associates of Ping An has a better understanding of the relevant requirements of each other when compared with Independent Third Parties, shall contribute the broadening of the Group’s business, and that the 2025, 2026 and 2027 Services and Products Purchasing Annual Caps will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary switching costs, shall facilitate the relevant continuing connected transactions between the Group and subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis; and

(vii)	the Services and Products Purchasing under the 2024 Services and Products Purchasing Agreement shall subject to the relevant pricing policies and internal control procedures as set out under section headed “3.5 Internal control procedures and corporate governance measures” in this letter above.

Based on the above factors and analysis, we considered the basis for determining the Services and Products Purchasing Annual Caps to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

LETTER FROM RED SUN CAPITAL LIMITED

4.3	Proposed annual caps for the 2024 Financial Services Purchasing Agreement (the “Financial Services Annual Caps”, being (i) the maximum daily balance of deposits to be placed by the Company with the subsidiaries of Ping An (the “Deposit Annual Caps”), (ii) the interest income to be received by the Company from the subsidiaries of Ping An (the “Deposit Interest Income Annual Caps”); (iii) the maximum daily balance of wealth management products purchased by the Company from the subsidiaries of Ping An (the “WM Products Annual Caps”); (iv) the investment income to be received by the Company from the subsidiaries of Ping An (the “Investment Income Annual Caps”); and (v) the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by the Company with the subsidiaries of Ping An (the “Derivative Products Annual Caps”)

The historical transaction amount under the 2022 Financial Services Agreement for the years ended December, 31 2022 and 2023, and the year ending December 31, 2024, and the Financial Services Annual Caps for the years ending December 31, 2025, 2026 and 2027 under the 2024 Financial Services Purchasing Agreement are set out below:

	For the year ended/ending December 31,
	2022	2023	2024
	RMB million	RMB million	RMB million
Deposit Service
– Existing annual caps for the maximum daily balance of deposit services	3,184.3	1,609.4	1,140.6
– Historical maximum daily balance of deposits placed by the Company with the subsidiaries of Ping An	2,913.3	1,203.1	901.4
– Utilisation rate (%)	91.5	74.8	79.0
– Existing annual caps for interest income from deposit services	17.7	17.7	17.7
– Historical interest income received by the Company from the subsidiaries of Ping An	9.2	17.6	12.5 (up till June 30, 2024)
– Utilisation rate (%)	52.0	99.4	70.6 (up till June 30, 2024)

For the year ended/ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
– Deposit Annual Caps	1,890.9 (the “2025 Deposit Annual Cap”)	1,836.1 (the “2026 Deposit Annual Cap”)	2,028.6 (the “2027 Deposit Annual Cap”)
– Deposit Interest Income Annual Caps	79.2 (the “2025 Deposit Interest Income Annual Cap”)	76.4 (the “2026 Deposit Interest Income Annual Cap”)	86.0 (the “2027 Deposit Interest Income Annual Cap”)

LETTER FROM RED SUN CAPITAL LIMITED

	For the year ended/ending December 31,
	2022	2023	2024
	RMB million	RMB million	RMB million
Wealth Management Services
– Existing annual caps for the maximum daily balance of wealth management services	2,304.8	1,108.4	1,140.6
– Historical maximum daily balance of wealth management products purchased by the Company from the subsidiaries of Ping An	1,966.2	418.0	423.8
– Utilisation rate (%)	85.3	37.7	37.2
– Existing annual caps for investment income from wealth management services	30.7	19.0	19.3
– Historical investment income received by the Company from the subsidiaries of Ping An	18.9	13.0	5.9 (up till June 30, 2024)
– Utilisation rate (%)	61.6	68.4	30.6 (up till June 30, 2024)

For the year ended/ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
– WM Products Annual Caps	1,680.8 (the “2025 WM Product Annual Cap”)	1,632.1 (the “2026 WM Product Annual Cap”)	1,803.2 (the “2027 WM Product Annual Cap”)
– Investment Income Annual Caps	84.0 (the “2025 Investment Income Annual Cap”)	81.6 (the “2026 Investment Income Annual Cap”)	90.2 (the “2027 Investment Income Annual Cap”)

	For the year ended/ending December 31,
	2022	2023	2024
	RMB million	RMB million	RMB million
Derivative Products Services
– Existing annual caps for the maximum outstanding notional amounts of derivative products services	4,000.0	4,000.0	4,000.0

LETTER FROM RED SUN CAPITAL LIMITED

	For the year ended/ending December 31,
	2022	2023	2024
	RMB million	RMB million	RMB million
– Historical maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Company with the subsidiaries of Ping An	3,383.6	1,595.4	366.6
– Utilisation rate (%)	84.6	39.9	9.2

	For the year ended/ending December 31,
	2025	2026	2027
	RMB million	RMB million	RMB million
– Derivative Products Annual Caps	1,000.0 (the “2025 Derivative Products Annual Cap”)	1,000.0 (the “2026 Derivative Products Annual Cap”)	1,000.0 (the “2027 Derivative Products Annual Cap”)

With reference to the Letter from the Board, the transaction amount for the year of 2024 did not exceed the annual cap for the year of 2024 as at the Latest Practicable Date.

4.3.1	Deposit Annual Caps and Deposit Interest Income Annual Caps under the Deposit Services of the 2024 Financial Services Purchasing Agreement

As set out in the Letter from the Board, the 2025, 2026 and 2027 Deposit Annual Caps have been determined primarily by reference to factors, summarised as follows, (i) the historical amounts under the existing deposit services arrangements, which were market driven and in line with the trend of the historical annual caps, and the maximum utilisation rate for the annual cap of deposits by the Group from 2022 to 2023 being 91%. In the future the Group may still choose the deposit services from subsidiaries of Ping An if the interest rates provided by them are more favorable than those offered by Independent Third Parties; (ii) the Group’s estimated scale and growth of business operation and the increasing demand for deposit services in the future, the total amount of approximately RMB2,548.72 million in cash, time and demand deposits, and wealth management products held by the Group as of June 30, 2024, in conjunction with the current and expected future cash flow of the Company; and (iii) the assumption that the Group can utilise approximately 90% of the total cash, time and demand deposits, and wealth management products for deposit services during certain periods within the three financial years ending December 31, 2027. In addition, the maximum daily balance of deposits placed by the Group for each year is subject to fluctuations in the Group’s cash flow position and the annual caps reflect the aggregate of the Group’s anticipated maximum daily balance of deposits placed and wealth management products purchased with subsidiaries of Ping An, given that the Group’s balance for such services are interchangeable throughout the year under general market conditions and for the types of wealth management products in which it previously invested. Please refer to the section headed “II. Renewal of the continuing connected transactions – 3. 2024 Financial Services Purchasing Agreement” in the Letter from the Board for further details.

LETTER FROM RED SUN CAPITAL LIMITED

As set out in the Letter from the Board, the 2025, 2026 and 2027 Deposit Interest Income Annual Cap have been determined primarily by reference to the expected market interest rates applicable to the Group’s expected cash position balance. Please refer to the section headed “II. Renewal of the continuing connected transactions – 3. 2024 Financial Services Purchasing Agreement” in the Letter from the Board for further details.

In assessing the fairness and reasonableness of the Deposit Annual Caps and the Deposit Interest Income Annual Caps, we have considered various factors and performed the related work including, among others,

(i)	the historical cash balance position of the Group and the Group’s potential continuing demand for the Deposit Services, in particular, as disclosed in the 2024 Interim Report, (a) the cash and cash equivalents; (b) restricted cash and time deposits over three months; and (c) wealth management products held classified as financial assets measured at fair value through profit or loss) of the Group (the “Cash, Deposit and Wealth Management Products”) of approximately RMB2,548.7 million as at June 30, 2024;

(ii)	the historical amount of Cash, Deposit and Wealth Management Products of approximately RMB2,942.2 million, RMB2,493.5 million and RMB2,752.2 as at December 31, 2022, June 30, 2023, December 31, 2023, respectively, as disclosed in the respective annual reports/interim reports of the Company and the Cash, Deposit and Wealth Management Products as at June 30, 2024 as discussed above, and as discussed with the Management, we noted that during the year ended December 31, 2022, the maximum daily balance of cash deposited in subsidiaries and associates of Ping An accounted for near 95% of the cash of the Group, and therefore, it is considered that the 2025 Deposit Annual Cap, being approximately 74.2% of the Cash, Deposit and Wealth Management Products as at June 30, 2024, and representing approximately 64.3%, 75.8% and 68.7% of Cash, Deposit and Wealth Management Products as at December 31, 2022, June 30, 2023, December 31, 2023, respectively, to be prudent and reasonable;

(iii)	we noted the period-on-period fluctuation of Cash, Deposit and Wealth Management Products as at December 31, 2022, June 30, 2023, December 31, 2023 and June 30, 2024, in absolute percentage terms, ranged from approximately 7.4% to 15.3% (the “Historical Cash, Deposit and Wealth Management Products Fluctuation Rate”) and the 2026 and 2027 Deposit Annual Caps, representing a year-on-year fluctuation, in absolute percentage terms, of approximately 2.9% and 10.5%, respectively, is lower and within the Historical Cash, Deposit and Wealth Management Products Fluctuation Rate, and therefore, to be reasonable;

LETTER FROM RED SUN CAPITAL LIMITED

(iv)	as discussed with the Management, for better utilisation of the capital of the Group, we understand that, depending on market conditions and the Company’s actual needs at the relevant time, or upon the maturity of the relevant products or services under the Deposit Services or Wealth Management Services, the released Cash, Deposit and Wealth Management Products may be placed under the Deposit Services or invested under the Wealth Management Services of the 2024 Financial Services Purchasing Agreement, taking into account various factors, including but not limited to the relevant terms, nature, risk and return of the relevant products;

(v)	we have obtained and reviewed the calculation prepared by the Management in relation to the Deposit Interest Income Annual Caps, and we noted that the Deposit Interest Income Annual Caps implied an expected deposit interest rate of 1.15% per annum for RMB deposit, which is in line with the historical RMB deposit interest rate of the Group during 2023 and 2024 ranged between 1.15% and 1.725% per annum, for approximately RMB400.0 million under the Deposit Annual Caps, which is in line with the maximum balance of domestic deposit of the Group of approximately RMB395.8 million at the end of November 2023, and an expected deposit interest rate of approximately 5.0% per annum for offshore USD deposit, which is in line with the offshore USD deposit interest rate of the Group ranged between 4.24% and 5.75% per annum since 2023 and up to November 4, being the the date of the announcement in relation to the Continuing Connected Transactions (the “Announcement”), for the balance of the Deposit Annual Caps. Given the expected deposit interest rate for RMB deposit and offshore USD deposit for the Deposit Interest Income Annual Caps is consistent with the range of the respective historical interest rate of the Deposit Services under the 2022 Financial Services Agreement, and the expected amount of maximum balance of domestic deposit under the Deposit Annual Caps is at a similar level with the historical maximum balance in this regard, it is considered that the Deposit Interest Income Annual Caps is fair and reasonable;

(vi)	given the actual market sentiment and condition as well as the operating and financial performance and cashflow of the Group is market driven and unpredictable in nature, we consider that it is necessary for the Management to take into account the aforesaid potential fluctuations by allowing sufficient flexibilities when determining the Deposit Annual Caps and Deposit Interest Income Annual Caps;

(vii)	the non-exclusiveness of the Deposit Services: The Deposit Services will be conducted by the Group on a voluntary and non-exclusive basis. There is no restriction under the Deposit Services of the 2024 Financial Services Purchasing Agreement for the Group to source deposit services from Independent Third Party financial institutions or commercial banks and the Group may make its selection at its sole discretion based on the relevant conditions and qualities provided by the third-party financial institutions or commercial banks;

LETTER FROM RED SUN CAPITAL LIMITED

(viii)	the Deposit Services under the 2024 Financial Services Purchasing Agreement, which the Group as well as subsidiaries and associates of Ping An has a better understanding of the relevant requirements of each other when compared with Independent Third Parties, shall be considered as an option allowing the Group to have greater flexibility in managing its working capital and liquidity position, and that the Deposit Annual Caps and the Deposit Interest Income Annual Caps will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary switching costs, shall facilitate the relevant continuing connected transactions between the Group and subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis; and

(ix)	the Deposit Services under the 2024 Financial Services Purchasing Agreement shall subject to the relevant pricing policies and internal control procedures as set out under section headed “3.5 Internal control procedures and corporate governance measures” in this letter above.

Based on the above factors and analysis, we considered the basis for determining the Deposit Annual Caps and the Deposit Interest Income Annual Caps to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

4.3.2	WM Products Annual Caps and Investment Income Annual Caps under the Wealth Management Services of the 2024 Financial Services Purchasing Agreement

As set out in the Letter from the Board, the 2025, 2026 and 2027 WM Products Annual Caps have been determined primarily by reference to factors, summarised as follows, (i) the historical amounts under the existing wealth management services arrangements, which were market driven and in line with the trend of the historical annual caps, and the maximum utilisation rate for the annual cap of wealth management services by the Group from 2022 to 2023 being 85%. The historical amounts of 2023 were lower than that of 2022 was mainly because the listing on Hong Kong Stock Exchange in 2022 and the change of market capitalisation of the Company, resulting in increased compliance costs and reduced efficiency of purchasing wealth management services. In the future, the need of the Group to effectively improve the yield and liquidity of the idle funds still exist, and the Group may still choose the wealth management services from subsidiaries of Ping An if the terms provided by them are more favorable than those offered by Independent Third Parties after comprehensive consideration of the factors such as cost and efficiency; (ii) the estimated scale of the Company’s current and future business operations and the increase in future demand for wealth management services, which includes the total amount of approximately RMB2,548.72 million in cash, time and demand deposits, and wealth management products held by the Group as of June 30, 2024, in conjunction with the current and expected future cash flow of the Company; and (iii) the assumption that the Group can utilise approximately 80% of the total cash, time and demand deposits, and wealth management products to purchase wealth management products and services during certain periods within the three financial years ending December 31, 2027. In addition, the maximum daily balance of deposits placed by the Group for each year is subject to fluctuations in the Group’s cash flow position and the annual caps reflect the aggregate of the Group’s anticipated maximum daily balance of deposits placed and wealth management products and services purchased with subsidiaries of Ping An, given that the Group’s balance for such services are interchangeable throughout the year under general market conditions and for the types of wealth management products in which it previously invested. Please refer to the section headed “II. Renewal of the continuing connected transactions – 3. 2024 Financial Services Purchasing Agreement” in the Letter from the Board for further details.

LETTER FROM RED SUN CAPITAL LIMITED

As set out in the Letter from the Board, the 2025, 2026 and 2027 Investment Income Annual Caps have been determined primarily by reference to the expected prevailing market return rate applicable to the wealth management services provided by the subsidiaries of Ping An. The Group’s decisions on the investment products of the subsidiaries of Ping An are based on risk and return analysis under its treasury policy, as well as an analysis of suitable and comparable products available in the market. Please refer to the section headed “II. Renewal of the continuing connected transactions – 3. 2024 Financial Services Purchasing Agreement” in the Letter from the Board for further details.

In assessing the fairness and reasonableness of the WM Products Annual Caps and the Investment Income Annual Caps, we have considered various factors and performed the related work including, among others,

(i)	the analysis of historical Cash, Deposit and Wealth Management Products. Please refer to the paragraph headed “4.3.1 Deposit Annual Caps and Deposit Interest Income Annual Caps under the Deposit Services of the 2024 Financial Services Purchasing Agreement” above in this letter, and therefore, it is considered that the 2025 WM Product Annual Cap (which is the similar level as the 2025 Deposit Annual Cap), being approximately 65.9% of the Cash, Deposit and Wealth Management Products as at June 30, 2024, and representing approximately 57.1%, 67.4% and 61.1% of Cash, Deposit and Wealth Management Products as at December 31, 2022, June 30, 2023, December 31, 2023, respectively, to be prudent and reasonable;

(ii)	for 2026 and 2027 WM Product Annual Caps, representing a year-on-year fluctuation, in absolute percentage terms, of approximately 2.9% and 10.5%, respectively, is lower and within the Historical Cash, Deposit and Wealth Management Products Fluctuation Rate, and therefore, to be reasonable;

(iii)	as discussed with the Management, for better utilisation of the capital of the Group, we understand that, depending on market conditions and the Company’s actual needs at the relevant time, or upon the maturity of the relevant products or services under the Deposit Services or Wealth Management Services, the released Cash, Deposit and Wealth Management Products may be placed under the Deposit Services or invested under the Wealth Management Services of the 2024 Financial Services Purchasing Agreement, taking into account various factors, including but not limited to the relevant terms, nature, risk and return of the relevant products;

LETTER FROM RED SUN CAPITAL LIMITED

(iv)	we have obtained and reviewed the calculation prepared by the Management in relation to the Investment Income Annual Caps, and we noted that the Investment Income Annual Caps implied an expected investment income rate of 5% per annum for the wealth management products under the WM Products Annual Caps, which is in line with investment income rate of the wealth management products in relation to certificates of deposit in USD provided by the subsidiaries and associates of Ping An of not less than 5% per annum during 2024 based on the information provided by the Management and reviewed by us, which could match with relevant objectives, strategies and risk appetite of the Group. Given the expected investment income rate is at a similar level of the relevant products from the subsidiaries and associates of Ping An, it is considered that the Investment Income Annual Caps is fair and reasonable;

(v)	with reference to the Letter from the Board and as discussed with the Management, we are given to understand that the decrease in historical maximum daily balance of wealth management products purchased by the Company from the subsidiaries of Ping An and the investment income received by the Company from the subsidiaries of Ping An under the 2022 Financial Services Agreement was mainly attributable to fluctuation in the market capitalisation of the Company. We further retrieved price of the Share and the then number of issued Shares since its listing on the Stock Exchange in July 2022, and noted that the market capitalisation of the Company fluctuated from the highest in 2022 of approximately HK$8,657.9 million (July 2022) to the lowest in 2023 of approximately HK$795.6 million (December 2023), and further decrease to the lowest in 2024 and up to the date of the Announcement of approximately HK$438.7 million (September 2024). As discussed with the Management, we understand that such change in market capitalisation of the Company would incur the increase in consideration ratio as one of the applicable percentage ratios, which in turn affect the classification of relevant transactions, and lead to additional compliance related procedures to be gone through in accordance with Chapter 14 and Chapter 14A of the Listing Rules. Hence, there was a decrease in historical maximum daily balance of wealth management products purchased by the Company from the subsidiaries of Ping An and the investment income received by the Company from the subsidiaries of Ping An under the 2022 Financial Services Agreement from compliance cost and efficiency perspective but not the actual demand for Wealth Management Services. Having considered the above and the analysis of Cash, Deposit and Wealth Management Products as at the end date of the respective period as discussed above, it is considered that the WM Products Annual Caps and Investment Income Annual Caps are reasonable;

LETTER FROM RED SUN CAPITAL LIMITED

(vi)	given the actual market sentiment and condition as well as the operating and financial performance and cashflow of the Group is market driven and unpredictable in nature, we consider that it is necessary for the Management to take into account the aforesaid potential fluctuations by allowing sufficient flexibilities when determining the WM Product Annual Caps and Investment Income Annual Caps;

(vii)	the non-exclusiveness of the Wealth Management Services: the Wealth Management Services will be conducted by the Group on a voluntary and non-exclusive basis. There is no restriction under the Wealth Management Services of the 2024 Financial Services Purchasing Agreement for the Group to source wealth management services from Independent Third Party financial institutions and the Group may make its selection at its sole discretion based on the relevant conditions and qualities provided by the third-party financial institutions;

(viii)	the Wealth Management Services under the 2024 Financial Services Purchasing Agreement, which the Group as well as the subsidiaries and associates of Ping An has a better understanding of the relevant requirements of each other when compared with Independent Third Parties, shall be considered as an option allowing the Group to have greater flexibility in managing its working capital and liquidity position, and that the WM Products Annual Caps and the Investment Income Annual Caps will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary switching costs, shall facilitate the relevant continuing connected transactions between the Group and the subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis; and

(ix)	the Wealth Management Services under the 2024 Financial Services Purchasing Agreement shall subject to the relevant pricing policies and internal control procedures as set out under section headed “3.5 Internal control procedures and corporate governance measures” in this letter above.

Based on the above factors and analysis, we considered the basis for determining the WM Products Annual Caps and the Investment Income Annual Caps to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

4.3.3	Derivative Products Annual Caps under the Derivative Products Services of the 2024 Financial Services Purchasing Agreement

As set out in the Letter from the Board, the 2025, 2026 and 2027 Derivative Products Annual Caps have been determined with reference to (i) the hedging need against foreign exchange risk arising from the provision of loans denominated in currencies other than the Group’s functional currency to intragroup companies, as well as interest rate risks from related and other debts due to the cash and cash equivalents denominated in RMB and intercompany loans provided within the Group; and (ii) the strategic realignment in the Group’s capital management from time to time. Please refer to the section headed “II. Renewal of the continuing connected transactions – 3. 2024 Financial Services Purchasing Agreement” in the Letter from the Board for further details.

LETTER FROM RED SUN CAPITAL LIMITED

In assessing the fairness and reasonableness of the Derivative Products Annual Caps, we have considered various factors and performed the related work including, among others,

(i)	the historical maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Group with the subsidiaries and associates of Ping An, and the Group’s potential continuing demand for the Derivative Products Services;

(ii)	as communicated with Management, we are given to understand that, during the year ended December 31, 2022, 2023 and the six months ended June 30, 2024, the transaction under the Derivative Products Services, mainly included USD:RMB cross-currency exchange rate swap, was mainly for the purposes of hedging against the foreign exchange risk arisen from the loans denominated mainly in USD of the Group’s overseas intermediate holding companies, which support the intercompany loans provided within the Group in RMB. During the year ended December 31, 2022, the historical maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Group with subsidiaries and associates of Ping An was of approximately RMB3,383.6 million during the year ended December 31, 2022, being approximately 84.6% of the annual cap for the same year. Subsequently, since 2023, the Group was able to cope with the finance need of the Group from other alternative ways at a more cost effective manner, which decease the use of Derivative Products Services as an additional instrument on top of relevant loans denominated in foreign currency for hedging the risk exposure, and therefore the historical maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Group with subsidiaries and associates of Ping An decreased to approximately RMB1,595.4 million and RMB366.6 million for the year ended December 31, 2023 and six months ended June 30, 2024, respectively. However, the possibility of using products under the Derivative Products Services by the Group to hedge against the exchange rate or other risk inherent in the loan denominated in foreign currency upon it is considered as a cost effective way to fulfill its finance need at the relevant time due to various factors, which are beyond the control of the Group, such as the changing financial market conditions and market dynamics, shifts in global geopolitics, adoption of financial policies by governments in the countries in the world, and the terms and conditions offered by the counterparties for the relevant financial products and services, cannot be negated the future. Having considered the historical maximum utilisation of outstanding notional amount in respect of foreign exchange and interest rate derivative products purchased by the Company with the subsidiaries of Ping An during the year ended December 31, 2022 of approximately 84.6% under the 2022 Financial Services Agreement and the identical amount of 2025, 2026 and 2027 Derivative Products Annual Caps as compared with the annual caps for the maximum outstanding notional amounts of derivative products services for the three years ended December 31, 2024 under the 2022 Financial Services Agreement, the Derivative Products Annual Caps is considered to be prudent and reasonable;

LETTER FROM RED SUN CAPITAL LIMITED

(iii)	given the actual market sentiment and condition as well as the operating and financial performance and the demand for loans denominated in foreign currency of the Group is market driven and unpredictable in nature, we consider that it is necessary for the Management to take into account the aforesaid potential fluctuations by allowing sufficient flexibilities when determining the Derivative Products Annual Caps;

(iv)	the non-exclusiveness of the Derivative Products Services: the Derivative Products Services will be conducted by the Group on a voluntary and non-exclusive basis. There is no restriction under the Derivative Products Services of the 2024 Financial Services Purchasing Agreement for the Group to source derivative products services from Independent Third Party financial institutions and the Group may make its selection at its sole discretion based on the relevant conditions and qualities provided by the third-party financial institutions;

(v)	the Derivative Products Services under the 2024 Financial Services Purchasing Agreement, which the Group as well as the subsidiaries and associates of Ping An has a better understanding of the relevant requirements of each other when compared with Independent Third Parties, shall be considered as an option allowing the Group to have greater flexibility in managing its currency risk and interest risk, and that the Derivative Products Annual Caps will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary switching costs, shall facilitate the relevant continuing connected transactions between the Group and the subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis; and

(vi)	the Derivative Products Services under the 2024 Financial Services Purchasing Agreement shall subject to the relevant pricing policies and internal control procedures as set out under section headed “3.5 Internal control procedures and corporate governance measures” in this letter above.

Based on the above factors and analysis, we considered the basis for determining the Derivative Products Annual Cap to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

LETTER FROM RED SUN CAPITAL LIMITED

4.3.4	Summary

Having considered the aforesaid factors and analysis, we considered the basis for determining the Financial Services Annual Caps, to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

4.4	Proposed annual caps for the Property Leasing under the 2024 Property Leasing Agreement (the “Property Leasing Annual Caps”, being (i) total value of right-of-use assets relating to the leases (the “ROU Annual Caps”); and (ii) property fees (the “Property Fees Annual Caps”)

The annual cap amounts and historical transaction amount under the 2022 Property Leasing Agreement for the years ended December, 31 2022 and 2023, and the year ending December 31, 2024, and the Property Leasing Annual Caps for the years ending December 31, 2025, 2026 and 2027 under the 2024 Property Leasing Agreement are set out below:

	For the year ended/ending December 31,
	2022	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Property Leasing
Existing annual cap of total value of right-of-use assets relating to the leases	18.8	6.6	28.6	N/A	N/A	N/A
Historical transaction amounts of total value of right-of-use assets relating to the leases	14.2	0.7	26.4 (up till June 30, 2024)	N/A	N/A	N/A
Utilisation rate (%)	75.5	10.6	92.3 (up till June 30, 2024)	N/A	N/A	N/A
ROU Annual Caps	N/A	N/A	N/A	33.0 (the “2025 ROU Annual Cap”)	11.0 (the “2026 ROU Annual Cap”)	62.0 (the “2027 ROU Annual Cap”)

LETTER FROM RED SUN CAPITAL LIMITED

	For the year ended/ending December 31,
	2022	2023	2024	2025	2026	2027
	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million
Property Management Services
Historical transaction amounts of Property Management Services	1.8	0.5	1.6 (up till June 30, 2024)	N/A	N/A	N/A
Property Fees Annual Caps	N/A	N/A	N/A	3.8 (the “2025 Property Fees Annual Cap”)	3.8 (the “2026 Property Fees Annual Cap”)	3.8 (the “2027 Property Fees Annual Cap”)

With reference to the Letter from the Board, the total value of right-of-use assets relating to leases in 2024 did not exceed the annual cap for the year of 2024 as at the Latest Practicable Date.

As set out in the Letter from the Board, the 2025, 2026 and 2027 Property Leasing Annual Caps have been determined primarily by reference to factors, summarised as follows, (i) historical transaction amounts under the existing property leasing arrangements, in particular the use in the first half of 2024, and the sustained demand and growth trend in the future; (ii) an estimated increase in annual rentals for properties leased from subsidiaries of Ping An for the three years ending December 31, 2027, which, taking into account the historical trend of growth in rental expenses, is in line with market rentals; and (iii) property management services are provided to the lessee by the lessor itself or its delegate, and the estimated property management service fee and the area to be leased. Please refer to the section headed “II. Renewal of the continuing connected transactions – 4. 2024 Property Leasing Agreement” in the Letter from the Board for further details.

In assessing the fairness and reasonableness of the Property Leasing Annual Caps, we have considered various factors and performed the related work including, among others,

LETTER FROM RED SUN CAPITAL LIMITED

(i)	as discussed with the Management, we understand that different accounting treatment apply to different components of payments by the Group under the 2024 Property Leasing Agreement in accordance with the IFRS Accounting Standards applicable to the Group. Under IFRS 16, the Group, as the lessee shall recognise leases for a term of more than one year as right-of-use assets and lease liabilities. The right-of-use assets represent its rights to use the underlying leased asset over the lease term and the lease liabilities represent its obligations to make lease payments (i.e. the rental payment). The assets and the liabilities arising from the lease are initially measured on present value basis and calculated by discounting the non-cancellable lease payments under the 2024 Property Leasing Agreement, using the incremental borrowing rate as the discount rate. Under IFRS 16 and in the consolidated statement of comprehensive income of the Group, the Group shall recognise (i) depreciation over the life of the right-of-use asset, and (ii) interest expenses amortised from the lease liability over the lease term;

(ii)	obtained and reviewed a schedule prepared by the Management in relation to leasing properties from the subsidiaries and associates of Ping An for the years ending December 31, 2025, 2026 and 2027 (the “Property Leasing and Management Services Schedule”);

(iii)	as set out in the Property Leasing and Management Services Schedule, the Group plans to lease not less than four office premises for office use in Shenzhen, Shanghai, Beijing and Chengdu from the subsidiaries and associates of Ping An with a term of three years, which is expected to be classified as lease under right-of-use asset, with the expected area ranged between approximately 1,300 square meter (“sq.m”) and 7,300 sq.m, during the years ending December 31, 2025, 2026 and 2027, respectively. Among the four office premises to be leased with a term of three years and classified as lease under right-of-use asset, the Group occupied and leased one of them before 2022, two of them since 2024, and one of them to be occupied and leased by end of 2024. The fluctuation in the 2025, 2026 and 2027 ROU Annual Caps is mainly due to the nature of right-of-use asset which is depreciated over the useful life of the underlying asset since the commencement date of the lease, which in turn cause different remaining value of the lease at a given time, subject to the amount, term and time of commencement date of the lease. In addition, we noted that the Property Leasing and Management Services Schedule was prepared assuming that there is a potential increase in the annual rentals of between approximately 3% and 10% as set out in the Announcement, with reference to the historical increment of the annual rentals of lease under right-of-use asset of the 2022 Property Leasing Agreement, and provide a buffer to cater for any possible increase in the rentals expenses up till the year ending December 31, 2027, considering the potential growth in the overall economy and property management sectors of and potential inflation in the PRC in future. The aforesaid information supports the basis of the 2025, 2026 and 2027 ROU Annual Caps;

In relation to the Property Management Services, as set out in the Property Leasing and Management Services Schedule, the Group plans to purchase Property Management Services from the subsidiaries and associates of Ping An for not less than two office premises for office use in Shenzhen and Chengdu, with the expected area ranged between approximately 1,900 sq.m and 7,300 sq.m, during the years ending December 31, 2025, 2026 and 2027, respectively. Such two office premises are the same office premises located in Shenzhen and Chengdu, respectively, under the Property Leasing;

LETTER FROM RED SUN CAPITAL LIMITED

(iv)	the non-exclusiveness of the Property Leasing and the Property Management Services: The Property Leasing and Property Management Services will be conducted by the Group on a voluntary and non-exclusive basis. There is no restriction under the 2024 Property Leasing Agreement for the Group to lease properties from Independent Third Party suppliers and the Group may make its selection at its sole discretion based on the relevant conditions and qualities provided from the third-party suppliers;

(v)	the Property Leasing and the Property Management Services, which the Group as well as the subsidiaries and associates of Ping An has a better understanding of the relevant requirements of each other when compared with Independent Third Parties, shall be considered as an option allowing the Group to have greater flexibility in lease suitable properties in the market, and that the Property Leasing Annual Caps will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary switching costs, shall facilitate the relevant continuing connected transactions between the Group and the subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis;

(vi)	leasing properties from the subsidiaries and associates of Ping An, which has a better understanding of property requirements in relation to office premises of the Group when compared with Independent Third Parties, will avoid unnecessary disruption to the Group’s normal business operation and incur unnecessary costs due to relocation of offices to other premises, and shall facilitate the relevant continuing connected transactions between the Group and the subsidiaries and associates of Ping An to be conducted in an effective manner without the need for the Company to obtain independent Shareholders’ approval on a transaction-by-transaction basis; and

(vii)	the Property Leasing and the Property Management Services under the 2024 Property Leasing Agreement shall subject to the relevant pricing policies and internal control procedures as set out under section headed “3.5 Internal control procedures and corporate governance measures” in this letter above.

Based on the above factors and analysis, we considered the basis for determining the Property Leasing Annual Caps to be fair and reasonable so far as the Company and the Independent Shareholders are concerned.

LETTER FROM RED SUN CAPITAL LIMITED

VII.	RECOMMENDATION

Having taken into account of the above factors and reasons, we are of the view that the terms of the Agreements and the Proposed Annual Caps are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned, and the transactions with the subsidiaries and associates of Ping An are in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the EGM and we recommend the Independent Shareholders to vote in favour of the relevant resolution in this regard.

Yours faithfully
For and on behalf of
Red Sun Capital Limited

Robert Siu	Ben Leung
Managing Director	Director

Mr. Robert Siu is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Red Sun Capital Limited to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO and has over 26 years of experience in the corporate finance industry.

Mr. Ben Leung is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Red Sun Capital Limited to carry out type 6 (advising on corporate finance) regulated activity under the SFO and has over nine years of experience in corporate finance industry.

*            for identification purposes only

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

I.	FINANCIAL INFORMATION OF THE GROUP

The consolidated financial statements of the Group, together with the accompanying notes for the each of the years ended December 31, 2021, 2022 and 2023 and the six months ended June 30, 2024 are disclosed in the listing document of the Company dated June 28, 2022 (pages IA-4 to IA-108), the annual report of the Company for the year ended December 31, 2022 (pages 64 to 190), the annual report of the Company for the year ended December 31, 2023 (pages 87 to 212), and the interim report for the six months ended June 30, 2024 (pages 30 to 80) respectively and are incorporated by reference into this circular.

The said listing document, annual report and interim report have been published and are available on the HKSE website (https://www.hkexnews.hk) and the Company’s website (www.ocft.com):

•	The listing document dated June 28, 2022 published by the Company on June 28, 2022: https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0628/2022062800234.pdf

•	Annual report for the year ended December 31, 2022 published by the Company on April 24, 2023: https://www1.hkexnews.hk/listedco/listconews/sehk/2023/0424/2023042400719.pdf

•	Annual report for the year ended December 31, 2023 published by the Company on April 23, 2024: https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0423/2024042300703.pdf

•	Interim report for the six months ended June 30, 2024 published by the Company on August 22, 2024: https://www1.hkexnews.hk/listedco/listconews/sehk/2024/0822/2024082200757.pdf

II.	INDEBTEDNESS STATEMENT

At the close of business on September 30, 2024, being the latest practicable date for the purpose of ascertaining this indebtedness statement prior to the publication of this circular, the Group had short-term borrowings of approximately RMB48 million which are unsecured and unguaranteed.

As at September 30, 2024, the Group had total lease liabilities (comprising both current and non-current liabilities) of approximately RMB30 million. Our lease liabilities are in relation to properties that we lease for our office premises.

Except as otherwise disclosed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as at September 30, 2024.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

III.	WORKING CAPITAL

After taking into account the present internal financial resources available to the Group, including cash and bank balances and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for at least 12 months from the date of this circular in the absence of unforeseen circumstances.

IV.	MATERIAL ADVERSE CHANGE

The Directors confirm there had been no material adverse change in the financial or trading position of the Group from 31 December 2023 (being the date to which the latest published audited financial statements of the Group were made up) to the Latest Practicable Date.

V.	FINANCIAL AND TRADING PROSPECTS

Looking ahead to the second half of 2024, we will continue implementing our second-stage strategy of deepening customer engagement, focusing on premium-plus customers and product optimization and integration. We remain committed to executing the “Unite the Core, Empower the Wings” strategy, concentrating on financial institution customers while expanding our ecosystem and overseas footprint.

We believe that the fundamental driving force driving our sustainable growth lies in the competitiveness of our product and service offerings. As such, we will continue to leverage our technological expertise and deep understanding of customer needs to refine our products and services. We are dedicated to delivering high-value and high-end products to a broader customer base, enhancing their operational efficiency, reducing costs, and empowering their business success.

While maintaining our solid strategic relationship with Ping An Group, we will focus on driving third-party revenue growth. The expanding digital economy and strong demand for digital transformation, especially in Southeast Asia, presents immense opportunities and growth potential. Against this backdrop, we believe that our ever-strengthening product capabilities driven by our continuous investment in research and development, business know-how, and customer insights will expand our customer base over the long term and boost third-party revenue growth, particularly from overseas customers.

Despite recent business adjustments, we remain committed to achieving sustainable profitability. We firmly believe that our focused strategies of healthier growth through overseas market expansion, third-party revenue growth, and operational efficiency enhancements will ultimately lead us to profitability for continuing operations.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

VI.	MANAGEMENT DISCUSSION AND ANALYSIS

(i)	For the six months ended 30 June 2024

Revenue

Our revenue from continuing operations decreased by 22.8% to RMB1,415.8 million for the six months ended June 30, 2024 from RMB1,833.0 million for the corresponding period of 2023, primarily due to strategic adjustments made to our revenue mix as we focus on high-value products.

Revenue from implementation decreased by 26.4% to RMB326.1 million for the six months ended June 30, 2024 from RMB443.0 million for the corresponding period of 2023, mainly due to a decline in demand for implementation of financial services systems domestically. Revenue from business origination services decreased by 71.9% to RMB22.8 million for the six months ended June 30, 2024 from RMB81.1 million for the corresponding period of 2023, primarily due to a decline in transaction volumes in Marketing Management Platform under digital retail banking solutions and from loan origination systems under digital credit management solutions. Revenue from risk management services decreased by 15.8% to RMB126.5 million for the six months ended June 30, 2024 from RMB150.3 million for the corresponding period of 2023, mainly due to a decline in transaction volumes from banking-related risk analytic solutions. Revenue from operation support services decreased by 43.7% to RMB265.4 million for the six months ended June 30, 2024 from RMB471.6 million for the corresponding period of 2023, primarily due to a shift in business model for a number of auto ecosystem service providers where we transitioned from acting as a contractor to a distributor. Revenue from cloud services platform decreased by 1.2% to RMB607.4 million for the six months ended June 30, 2024 from RMB614.6 million for the corresponding period of 2023, primarily due to the decreased transaction volume of cloud services.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of June 30, 2024, we had cash and cash equivalents of RMB1,438.9 million (December 31, 2023: RMB1,379.5 million), restricted cash and time deposits over three months of RMB469.6 million (December 31, 2023: RMB452.9 million) and financial assets at fair value through profit or loss of RMB640.4 million (December 31, 2023: RMB925.2 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash and time deposits over three months consists primarily of time deposits with initial terms over three months.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Borrowings

As of June 30, 2024, we had short-term borrowings of RMB142.8 million (December 31, 2023: RMB251.7 million). We had credit facilities primarily with three Chinese banks in the aggregate of committed credit of RMB395 million. The weighted average annual interest rate under our outstanding borrowings based on nominal interest rate was 4.15% (December 31, 2023: 4.48%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As at June 30, 2024, approximately RMB22.7 million (equivalent to approximately USD3.2 million) were pledged for currency swaps, and approximately RMB8.9 million was pledged for business guarantee.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of June 30, 2024, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 6.0% (as of December 31, 2023: 10.3%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

On April 2, 2024, the Company completed the disposal of PAO Bank Limited to Lufax, by transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million in cash. Upon completion, the Company ceased to hold any interest in Jin Yi Tong Limited. Accordingly, Jin Yi Tong Limited and its subsidiaries, including PAO Bank Limited, have ceased to be subsidiaries of the Company and their financial results have ceased to be consolidated into the financial statements of the Group. The gain on sale after income tax was RMB260.1 million. For further details, please refer to the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, the announcements published by the Company on January 16, April 2 and April 17, 2024, and Note 13 to the condensed consolidated interim financial information.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2024.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as of June 30, 2024.

Contingent Liabilities

We had no material contingent liabilities as of June 30, 2024.

Capital Expenditures and Capital Commitment for Continuing Operations

Our capital expenditures for continuing operations were RMB14.7 million for the six months ended June 30, 2024, as compared to RMB4.5 million for the corresponding period in 2023. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As of June 30, 2024, we had no capital commitment (as of December 31, 2023: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of the exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of June 30, 2024, we had a total of 2,078 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2024:

Function	As of June 30, 2024
Research and Development	1,255
Business Operations	240
Sales and Marketing	411
General Administration	172
Total	2,078

For the six months ended June 30, 2024, our employee benefit expenses from continuing operations amounted to RMB508.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

(ii)	For the financial year ended 31 December 2023

Revenue

Our total revenue decreased by 17.8% to RMB3,667.5 million for the year ended December 31, 2023 from RMB4,464.0 million for the corresponding period of 2022, primarily as a result of decrease in revenue from technology solution.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Technology Solution. Our revenue from technology solution decreased by 19.2% to RMB3,521.6 million for the year ended December 31, 2023 from RMB4,357.5 million for the corresponding period of 2022, primarily as a result of the decrease in revenue generated from business origination and operation support services. Revenue from implementation decreased by 3.2% to RMB834.6 million for the year ended December 31, 2023 from RMB861.8 million for the corresponding period of 2022, primarily due to the sluggish demands from new customers recovering from the pandemic impact. Revenue from business origination services decreased by 65.6% on a year-over-year basis to RMB132.1 million, primarily due to declined transaction volumes and our proactive actions of phasing out of lower value products in the digital banking segment. Revenue from risk management services decreased by 22.8% on a year-over-year basis to RMB320.5 million, mainly due to reduced transaction volume in banking loan solutions because of slower-than-expected recovery of banking activities. Revenue from operation support services decreased by 24.5% to RMB861.1 million for the year ended December 31, 2023 from RMB1,140.7 million for the corresponding period of 2022, primarily caused by reduced demand from insurance and banking customers. Revenue from cloud services platform decreased by 5.3% on a year-over-year basis to RMB1,246.0 million due to lower demand. Revenue from other services decreased by 60.2% on a year-on-year basis to RMB75.4 million due to lower demand for auto-ecosystem related services.

Virtual Bank Business. Interest and commission revenue increased to RMB145.9 million for the year ended December 31, 2023 from RMB106.5 million for the corresponding period of 2022, primarily due to increased customer demand for loans and advances.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products and bank borrowings. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2023, we had cash and cash equivalents of RMB1,379.5 million (December 31, 2022: RMB1,907.8 million), restricted cash of RMB452.9 million (December 31, 2022: RMB343.8 million) and financial assets at fair value through profit or loss of RMB925.2 million (December 31, 2022: RMB690.6 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Borrowings

As of December 31, 2023, we had short-term borrowings of RMB251.7 million (December 31, 2022: RMB289.1 million). We had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB395.0 million. The weighted average annual interest rate under our outstanding borrowings was 4.48% (December 31, 2022: 4.61%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of December 31, 2023, among our restricted cash, RMB22.6 million were pledged for currency swaps and RMB16.4 million was pledged for business guarantees.

Gearing Ratio

As of December 31, 2023, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 10.3% (as of December 31, 2022: 11.6%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments as of December 31, 2023.

Material Acquisitions and Disposals

On June 12, 2023, we completed the disposal of the Group’s 40% equity interest in Puhui Lixin to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) at a consideration of RMB199.2 million. Upon the completion, we no longer held any equity interest in Puhui Lixin. The disposal of 40% equity interest in Puhui Lixin constituted a discloseable transaction and a connected transaction of the Company. Details of the disposal are set out in the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023. On November 13, 2023, we entered into a share purchase agreement with Lufax and PAO Bank Limited, pursuant to which we conditionally agreed to sell, and Lufax conditionally agreed to acquire PAO Bank Limited through transferring the entire issued share capital of Jin Yi Tong Limited at a consideration of HK$933 million. Having taken into account the current business strategy of the Group, the Directors believe that the disposal of PAO Bank Limited represents a good opportunity for the Group to focus more on technology-driven products and services that require less capital, and allow the Group to deploy appropriate resources towards such technology-driven products and services. Subsequent to the Reporting Period, at an extraordinary general meeting of the Company held on January 16, 2024, the share purchase agreement and its completion thereof was approved as an ordinary resolution by independent shareholders entitled to vote at the meeting. Further details of the disposal are set out in the announcement published by the Company on November 14, 2023, the circular published by the Company on December 5, 2023, and the announcement published by the Company on January 16, 2024. Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the year ended December 31, 2023.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at December 31, 2023.

Contingent Liabilities

We had no material contingent liabilities as of December 31, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB37.5 million for the year ended December 31, 2023, as compared to RMB67.9 million for the year ended December 31, 2022. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2023, we had nil capital commitment (as at December 31, 2022: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

We are exposed to interest rate risk primarily from mismatches in the interest rate profiles of assets, liabilities and capital instruments in our virtual bank business, as well as in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements, and the risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

Employees and Remuneration

As of December 31, 2023, we had a total of 2,440 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2023:

Function	As of December 31, 2023
Research and Development	1,359
Business Operations	301
Sales and Marketing	523
General Administration	257
Total	2,440

For the year ended December 31, 2023, our employee benefit expenses amounted to RMB1,302.8 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time. Most employees of our Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme. During the year ended December 31, 2023, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As at December 31, 2023, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)	For the financial year ended 31 December 2022

Revenue

Our total revenue increased by 8.0% to RMB4,464.0 million for the year ended December 31, 2022 from RMB4,132.4 million for the corresponding period of 2021, primarily as a result of the increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 6.3% to RMB4,357.5 million for the year ended December 31, 2022 from RMB4,098.0 million for the corresponding period of 2021, primarily as a result of the increase in revenue generated from implementation and cloud services platform. Revenue from implementation increased by 17.5% to RMB861.8 million for the year ended December 31, 2022 from RMB733.6 million for the corresponding period of 2021. Revenue from cloud services platform increased by 25.3% to RMB1,315.8 million for the year ended December 31, 2022 from RMB1,050.2 million for the corresponding period of 2021, benefiting from (i) the roll-out of our gamma platform AI customer service and other products; and (ii) increased demands for solutions in cloud services platform, mainly benefitting from on-going digital transformation within Ping An Insurance (Group) Company of China, Ltd. (“Ping An”, together with its subsidiaries, the “Ping An Group”).

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB106.5 million for the year ended December 31, 2022 from RMB34.3 million for the corresponding period of 2021, primarily due to the rapid growth in customer demand.

Liquidity and Capital Resources

For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position.

Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2022, we had cash and cash equivalents of RMB1,907.8 million (December 31, 2021: RMB1,399.4 million), restricted cash of RMB343.8 million (December 31, 2021: RMB1,060.4 million) and financial assets at fair value through profit or loss of RMB690.6 million (December 31, 2021: RMB2,071.7 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Borrowings

As of December 31, 2022, we had short-term borrowings of RMB289.1 million (December 31, 2021: RMB815.3 million). We had credit facilities primarily with three Chinese banks in the aggregate committed credit of RMB295 million. The weighted average annual interest rate under our outstanding borrowings was 4.61% (December 31, 2021: 3.93%). None of our credit facilities contain a material financial covenant.

Pledge of Assets

As of December 31, 2022, among our restricted cash, RMB193 million were pledged for currency swaps and RMB5 million was pledged for business guarantee.

Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets.

Gearing Ratio

As of December 31, 2022, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 11.6% (as of December 31, 2021: 25.3%).

Significant Investments

The Group’s investments with value of 5% or more of our total assets are considered as significant investments. We did not hold any significant investments as of December 31, 2022.

Material Acquisitions and Disposals

On November 24, 2022, we entered into an equity transfer agreement pursuant to which Shanghai OneConnect, a consolidated affiliated entity of the Company, conditionally agreed to sell the Group’s 40% equity interest in Puhui Lixin at a consideration of RMB199,200,000 to Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司). Upon the completion, we no longer hold any equity interest in Puhui Lixin. For further details, please refer to the announcement published by the Company on November 24, 2022, the circular published by the Company on February 20, 2023 and the announcement published by the Company on April 4, 2023.

Other than the above, we did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the year ended December 31, 2022.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for significant investments or capital assets as at December 31, 2022.

Contingent Liabilities

We had no material contingent liabilities as of December 31, 2022.

Capital Expenditures and Capital Commitment

Our capital expenditures were RMB67.9 million for the year ended December 31, 2022, as compared to RMB139.1 million for the year ended December 31, 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at December 31, 2022, we had nil capital commitment (as at December 31, 2021: Nil).

Risk Management

Currency risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates.

We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items.

Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency.

Interest rate risk

Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk.

We are exposed to interest rate risk primarily in relation to deposits and short-term borrowings. We generally assume borrowings to fund working capital requirements. The risk is managed by us by matching the terms of interest rates of deposits and short-term borrowings.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Employees and Remuneration

As of December 31, 2022, we had a total of 2,832 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of December 31, 2022:

Function	As of December 31, 2022
Research and Development	1,566
Business Operations	378
Sales and Marketing	597
General Administration	291
Total	2,832

For the year ended December 31, 2022, our employee benefit expenses amounted to RMB1,602.0 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.

We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time.

Most employees of our Group have participated in a contribution pension scheme (the “Pension Scheme”) subsidized by government entities. The Group pays the required amount of contribution, which is based on a certain percentage of employees’ base salary, to the Pension Scheme on a monthly basis, and the relevant government entity will be responsible for paying the pension for retired staff. The above payments will be recognized as expenses at the time of actual payment. Pursuant to the Pension Scheme, the Group does not have any other material statutory or committed obligations in respect of the pension scheme.

During the year ended December 31, 2022, no contribution was forfeited (by the Group on behalf of its employees who leave the pension plan prior to vesting fully in such contribution) and used by the Group to reduce the existing level of contribution. As at December 31, 2022, there was no forfeited contribution available for reducing the level of contribution to pension schemes in future years.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make this circular or any statement herein misleading.

2.	DISCLOSURE OF INTERESTS AND SHORT POSITIONS OF DIRECTORS AND CHIEF EXECUTIVE

(a)	Interests and short positions in the Shares, underlying Shares and debentures of the Company and our associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them had taken or was deemed to have taken under the provisions of the SFO); or (ii) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (iii) to be notified to the Company and the HKSE pursuant to the Model Code were as follows:

Interests in Shares or underlying Shares of the Company

Name of Director	Capacity/Nature of interest	Number of Shares or underlying Shares	Approximate percentage of shareholding interest(1)
Mr. Chongfeng Shen	Beneficial interest(2)	2,908,851	0.25%
Mr. Wenwei Dou	Interest in controlled corporation(3)	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation(3)	385,077,588	32.91%

APPENDIX II	GENERAL INFORMATION

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued shares of the Company as at the Latest Practicable Date.

(2)	As at the Latest Practicable Date, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,540,001 performance unit shares, subject to the conditions (including vesting conditions) of such award. Mr. Chongfeng Shen also directly held 368,850 Shares pursuant to the vesting of performance unit shares granted under the Stock Incentive Plan.

(3)	Rong Chang (defined below) is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of the non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong (defined below) on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had interests or short positions in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required (a) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which each of them had taken or deemed to have taken under the provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to section 352 of the SFO; or (c) to be notified to the Company and the HKSE pursuant to the Model Code.

(b)	Other interests

As at the Latest Practicable Date, so far is known to the Directors, except for (i) Mr. Michael Guo, a non-executive Director of the Company, who is also the executive director, co-chief executive officer and senior vice president of Ping An; (ii) Ms. Xin Fu, a non-executive Director of the Company, who is also the executive director and senior vice president of Ping An; (iii) Mr. Wenwei Dou, a non-executive Director, who is also a director of Rong Chang (defined below); and (iv) Ms. Wenjun Wang, a non-executive Director, who is also a director of Rong Chang (defined below) and Sen Rong (defined below), no other Directors is a director or employee of a company which has an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the issuer under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

3.	DISCLOSURE OF INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Directors or chief executive of the Company, no other person had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or were required to be notified to the Company and the HKSE pursuant to section 324 of the SFO, or, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any members of the Group.

Name of shareholder	Capacity/Nature of interest	Number of Shares or underlying Shares	Approximate percentage of shareholding interest(1)
Rong Chang Limited (“Rong Chang”)(2)(3)	Beneficial interest	385,077,588	32.91%
Sen Rong Limited (“Sen Rong”)(3)(4)(5)	Beneficial interest	188,061,642	16.07%
Ping An(5)(6)	Interest in controlled corporations	375,764,724	32.12%
Computershare Hong Kong Trustees Limited(7)	Trustee	80,907,420	6.91%

Notes:

(1)	The calculation is based on the total number of 1,169,980,653 issued shares of the Company as at the Latest Practicable Date.

(2)	As at the Latest Practicable Date, Rong Chang was held by two of the non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(3)	Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of the Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of the Company as at the Latest Practicable Date. Rong Chang and Sen Rong have further agreed that in the event either party is unable to exercise its rights as a Shareholder due to applicable laws and regulations and the articles of association of the Company (including but not limited to the exercise of its voting rights on matters to be resolved by shareholders of the Company), such party shall notify the other party, and the other party shall not be required act in concert with such party on the relevant matter. As disclosed on page 31 of this circular, Rong Chang will abstain from voting at the EGM with respect of the shares it directly held, which amount to approximately 16.84% of the issued share capital of the Company as at the Latest Practicable Date.

APPENDIX II	GENERAL INFORMATION

(4)	As at the Latest Practicable Date, Sen Rong was wholly-owned by Yi Chuan Jin Limited (“Yi Chuan Jin”), which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of the Company, and Ms. Liang Xu was previously the head of human resources department of the Company and is currently the general manager of the operation management department of Ping An Technology (Shenzhen) Co., Ltd. (平安科技(深圳)有限公司), a subsidiary of Ping An group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as at the Latest Practicable Date, (a) Mr. Jie Li has been granted 1,058,003 performance share units, and is entitled to receive up to 267,300 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 191,040 Shares in the form of ADSs, of which 35,850 Shares were held pursuant to the exercise of options granted, and 155,190 Shares were held pursuant to the vesting of performance share units granted; and (b) Ms. Liang Xu is entitled to receive up to 39,270 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,450 Shares in the form of ADSs pursuant to the exercise of options granted.

(5)	Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in the Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive event.

(6)	(i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited (“An Ke Technology”), which was in turn wholly-owned by Shenzhen Ping An Financial Technology Consulting Co., Ltd. (深圳平安金融科技諮詢有限公司) (“Ping An Financial Technology”), a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as at the Latest Practicable Date; and (ii) Ping An Insurance Overseas, a subsidiary of Ping An, directly held 22,687,368 Shares represented by 756,245.60 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the HKSE (stock code: 2318) and the SHSE (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Insurance Overseas.

(7)	The Shares are held on trust for grantees under the Stock Incentive Plan of the Company.

APPENDIX II	GENERAL INFORMATION

4.	SERVICE CONTRACTS OF THE DIRECTORS

As at the Latest Practicable Date, none of the Directors has entered into any service contract with any member of the Group (excluding contracts expiring or terminable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors nor any of their respective close associates (as defined under the Listing Rules) had any business or interest in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group under Rule 8.10 of the Listing Rules.

6.	DIRECTORS’ INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS OF SIGNIFICANCE

As at the Latest Practicable Date, so far as the Directors were aware, none of the Directors were materially interested in contract or arrangement subsisting which was significant in relation to the business of the Group, nor had any Director had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2023, the date to which the latest published audited consolidated financial statements of the Group were made up. There was no contracts or arrangement subsisting as at the Latest Practicable Date in which a Director is materially interested and which is significant in relation to the Group’s business.

7.	LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claim of material importance and, to the Directors’ best knowledge, there was no litigation or claim of material importance pending or threatened by or against any member of the Group.

8.	EXPERT’S QUALIFICATION AND CONSENT

The following is the qualifications of the experts who have been named in this circular or have given opinion or advice contained in this circular:

Name	Qualification

Red Sun Capital Limited	A corporation licensed by the SFC to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, and the independent financial adviser to the Independent Board Committee and the Independent Shareholders

APPENDIX II	GENERAL INFORMATION

The experts named above has given and confirmed that it has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter, advice, opinion and/or references to its name, logo and qualifications, in the form and context in which they respectively appear.

As at the Latest Practicable Date, the experts named above:

(a)	did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b)	did not have any direct or indirect interest in any assets which had been acquired or disposed of by, or leased to any member of the Group, or was proposed to be acquired or disposed of by, or leased to any member of the Group, since December 31, 2023, being the date to which the latest audited financial statements of the Group was made up.

9.	CORPORATE INFORMATION OF THE COMPANY

(a)	The company secretary of the Company is Mr. Tsz Fung Chan, who is a fellow member of Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst (CFA) charterholder and a certified Financial Risk Manager.

(b)	The registered office of the Company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(c)	The head office of the Company is at 21/24F, Ping An Finance Center No. 5033 Yitian Road Futian District, Shenzhen Guangdong, PRC.

(d)	The principal place of business of the Company in Hong Kong is at Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong.

(e)	This circular is published in both English and Chinese. In case of any inconsistency the English text shall prevail over the Chinese text.

APPENDIX II	GENERAL INFORMATION

10.	MATERIAL CONTRACTS

The following contracts (not being contracts in the ordinary course of business of the Company) have been entered into by members of the Group within two years immediately preceding the date of this circular and up to the Latest Practicable Date which are or may be material:

(a)	the equity transfer agreement dated November 24, 2022 entered into between Ping An Puhui Enterprises Management Co., Ltd. (平安普惠企業管理有限公司) as the purchaser and Shanghai OneConnect Financial Technology Co., Ltd. (上海壹賬通金融科技有限公司) as the vendor in relation to the sale and purchase of the 40% of the equity interests in Ping An Puhui Lixin Asset Management Co., Ltd. (平安普惠立信資產管理有限公司) at a consideration of RMB199,200,000; and

(b)	the share purchase agreement dated November 13, 2023 entered into among the Company, Lufax and PAO Bank Limited in relation to the disposal by the Company of the entire share capital of the Jin Yi Tong Limited, which indirectly holds 100% of the issued share capital in PAO Bank Limited at a consideration of HK$933,000,000.

11.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the website of the HKSE (http://www.hkexnews.hk) and the website of the Company (http://irhk.ocft.com) up to and including the date which is 14 days from the date of this circular:

(a)	a copy of the 2024 Provision of Products and Services Agreement, the 2024 Services and Products Purchasing Agreement, the 2024 Financial Services Purchasing Agreement and the 2024 Property Leasing Agreement;

(b)	the letter from the Independent Financial Adviser, the text of which is set out in this circular; and

(c)	the expert consent letter issued by Red Sun Capital.

NOTICE OF EGM

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on December 18, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the “EGM”) of OneConnect Financial Technology Co., Ltd. (the “Company”) will be held at 3:00 p.m. on December 18, 2024 (Wednesday) at 21F, Ping An Finance Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong for the following purposes. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company November 6 2024 (the “Circular”).

ORDINARY RESOLUTIONS

To consider and, if thought fit, pass with or without modification, the following resolutions as ordinary resolutions:

1.	“That the 2024 Provision of Products and Services Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Provision of Products and Services Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

NOTICE OF EGM

2.	“That the 2024 Services and Products Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Services and Products Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

3.	“That the 2024 Financial Services Purchasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Financial Services Purchasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

4.	“That the 2024 Property Leasing Agreement, the transactions contemplated thereunder, and the proposed annual caps for the three years ending 31 December 2027, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and That any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2024 Property Leasing Agreement (including the proposed annual caps thereunder for the three years ending 31 December 2027).”

NOTICE OF EGM

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on November 19, 2024, Hong Kong time, as the record date (the “Share Record Date”). Holders of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof. In order to be eligible to attend the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on November 19, 2024, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on November 18, 2024, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong).

Holders of record of American depositary shares (the “ADSs”) as of the close of business on November 19, 2024, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”).

ATTENDING THE EGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the EGM. All officers and agents of the Company reserve the right to refuse any person entry to the EGM venue, or to instruct any person to leave the EGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date (Hong Kong time) may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date (New York time) will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at www.ocft.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to JPMorgan Chase Bank, N.A. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 3:00 p.m., Hong Kong time, on December 16, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the EGM; and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 9:00 a.m., New York Time, on December 11, 2024 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM (the “ADS Voting Instructions Deadline”).

NOTICE OF EGM

The Depositary will endeavor to vote or cause to be voted the Shares represented by the ADSs evidenced by holders’ American Depositary Receipts (“ADRs”) as of the ADS Record Date, in accordance with the instructions of such holders (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for the Depositary Trust Company (“DTC”)) actually received by the ADR department responsible for proxies and voting of holders’ instructions on or before the ADS Voting Instructions Deadline, insofar as practicable and permitted under the provisions of or governing the Shares. The Depositary will only vote or attempt to vote as you instruct and as further described below.

Please note that if the Depositary does not receive instructions on a particular agenda item from a holder as of the ADS Record Date (including, without limitation, any entity or entities acting on behalf of the nominee for DTC) on or before the ADS Voting Instructions Deadline, such holder shall be deemed, and the Depositary is instructed to deem such holder, to have instructed the Depositary to give a discretionary proxy for such agenda item(s) to a person designated by the Company to vote the Shares represented by the ADSs for which actual instructions were not so given by all such holders on such agenda item(s), provided that no such instruction shall be deemed given and no discretionary proxy shall be given unless (a) the Company informs the Depositary in writing (and the Company agrees to provide the Depositary with such information promptly in writing) that (i) it wishes such proxy to be given with respect to such agenda item(s); (ii) there is no substantial opposition existing with respect to such agenda item(s); and (iii) such agenda item(s), if approved, would not materially or adversely affect the rights of holders of Shares, and (b) the Depositary has obtained an opinion of counsel, in form and substance satisfactory to the Depositary, confirming that (i) the granting of such discretionary proxy does not subject the Depositary to any reporting obligations in the Cayman Islands; (ii) the granting of such proxy will not result in a violation of the laws, rules, regulations or permits of the Cayman Islands; (iii) the voting arrangement and deemed instruction as contemplated herein will be given effect under the laws, rules and regulations of the Cayman Islands; and (iv) the granting of such discretionary proxy will not under any circumstances result in the Shares represented by the ADSs being treated as assets of the Depositary under the laws, rules or regulations of the Cayman Islands. The Depositary will not itself exercise any voting discretion in respect of any deposited securities.

NOTICE OF EGM

Holders and beneficial owners of ADSs are advised and agree that (1) the Depositary will rely fully and exclusively on the Company to inform the Depositary of any of the circumstances set forth in clause (a) of the prior paragraph, and (2) neither the Depositary, the Custodian nor any of their respective agents shall be obliged to inquire or investigate whether any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist and/or whether the Company complied with its obligation to timely inform the Depositary of such circumstances. Neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs (1) as a result of the Company’s failure to determine that any of the circumstances described in clauses (a)(ii) or (a)(iii) of the prior paragraph exist or its failure to timely notify the Depositary of any such circumstances or (2) if any agenda item which is approved at a meeting has, or is claimed to have, a material or adverse effect on the rights of holders of Shares. Because there is no guarantee that holders and beneficial owners of ADSs will receive the notices described above with sufficient time to enable such holders or beneficial owners to return any voting instructions to the Depositary in a timely manner, holders and beneficial owners of ADSs may be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by the Company in such circumstances, and neither the Depositary, the Custodian nor any of their respective agents shall incur any liability to holders or beneficial owners of ADSs in such circumstances. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any instructions to vote any of the Shares, for the manner in which any voting instructions are given or deemed to be given in accordance with the prior paragraph, including instructions to give a discretionary proxy to a person designated by the Company, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the Depositary is instructed or deemed to have been instructed to grant a discretionary proxy pursuant to the prior paragraph, or for the effect of any such vote.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, November 6, 2024

As at the date of this notice, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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